                                                  Registration Number __________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

               AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                          (Exact Name of Registrant)

                      AMERICAN NATIONAL INSURANCE COMPANY
                           (Exact Name of Depositor)
                                One Moody Plaza
                            Galveston, Texas 77550
         (Complete Address of Depositor's Principal Executive Offices)

Rex D. Hemme                                 Jerry L. Adams
Vice President, Actuary                      Greer, Herz & Adams, L.L.P.
American National             With copy to:  One Moody Plaza, 18th Floor
                              ------------
Insurance Company                            Galveston, Texas 77550
One Moody Plaza
Galveston, Texas  77550
(Name and Address of Agent for Service)


________________________________________________________________________________

Approximate date of proposed public offering: As soon as practicable after the
--------------------------------------------
effective date of this Registration Statement.
________________________________________________________________________________

Securities being offered: Variable Universal Life Insurance Policies.
------------------------
________________________________________________________________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Wealthquest Variable Universal Life
Issued by American National Insurance Company
Home Office One Moody Plaza Galveston, Texas 77550
Prospectus (date) 1-800-306-2959

This prospectus describes a variable universal life insurance contract offered by American National Insurance Company. The contract provides life insurance protection with flexibility to vary the amount and timing of premium payments and the level of death benefit. The death benefits available under your contract can increase if the value of the contract increases.

The value of your contract will vary with the investment performance of investment options you choose. You can choose to have your net premium payments (premium payments less applicable charges) allocated to subaccounts of the American National Variable Life Separate Account and to our general account. The portfolios currently available for purchase by the subaccounts are:


American National Fund
 .  Money Market Portfolio
 .  Growth Portfolio
 .  Balanced Portfolio
 .  Equity Income Portfolio
 .  High Yield Bond Portfolio
 .  International Stock Portfolio
 .  Small-Cap/Mid-Cap Portfolio
 .  Government Bond Portfolio
Fidelity Funds
 .  Contrafund Portfolio
 .  Asset Manager: Growth Portfolio
 .  Asset Manager Portfolio
 .  Index 500 Portfolio
 .  Growth Opportunities Portfolio
T. Rowe Price Funds
 .  Equity Income Portfolio
 .  Mid-Cap Growth Portfolio
 .  International Stock Portfolio
 .  Limited-Term Bond Portfolio
MFS Fund
 .  Capital Opportunities Portfolio
 .  Emerging Growth Portfolio
 .  Research Portfolio
 .  Growth With Income Portfolio
Federated Fund
 .  Utility Fund II Portfolio
 .  Growth Strategies Portfolio
 .  International Small Company Fund II Portfolio
 .  High Income Bond Portfolio
 .  Balanced Portfolio
Alger American Fund
 .  Small Capitalization Portfolio
 .  Growth Portfolio
 .  MidCap Growth Portfolio
 .  Leveraged AllCap Portfolio
 .  Balanced Portfolio
 .  Income & Growth Portfolio

The Securities and Exchange Commission has not approved or disapproved the contract or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank, nor is it federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The contract involves investment risks, including possible loss of principal. For a full description of the American National Fund, Fidelity Funds, T. Rowe Price Funds, MFS Fund, Federated Fund, and Alger American Fund, their investment policies and restrictions, risks, charges and expenses and other aspects of their operation, see their prospectuses. Please read this prospectus and keep it for future reference.
Form

TABLE OF CONTENTS

                                                            Page
Definitions.....................................................
Summary.........................................................
 The Contract...................................................
 Issuance of a Contract.........................................
 Allocation of Premiums.........................................
 Contract Benefits and Rights...................................
 Charges........................................................
 Taxes..........................................................
Contract Benefits...............................................
 Purposes of the Contract.......................................
 Death Benefit Proceeds.........................................
 Death Benefit Options..........................................
 Guaranteed Coverage Benefit....................................
 Duration of the Contract.......................................
 Accumulation Value.............................................
 Payment of Contract Benefits...................................
Contract Rights.................................................
 Loan Benefits..................................................
 Surrenders.....................................................
 Transfers......................................................
 Refund Privilege...............................................
 Dollar Cost Averaging..........................................
 Rebalancing....................................................
Payment and Allocation of Premiums..............................
 Issuance of a Contract.........................................
 Premiums.......................................................
 Premium Flexibility............................................
 Allocation of Premiums and Accumulation Value..................
 Grace Period and Reinstatement.................................
Charges and Deductions..........................................
 Premium Charges................................................
 Charges from Accumulation Value................................
  Monthly Deduction.............................................
  Cost of Insurance.............................................
  Surrender Charge..............................................
  Transfer Charge...............................................

  Partial Surrender Charge.....................................
  Daily Charges Against the Separate Account...................
  Fees and Expenses Incurred by Eligible Portfolios............
  Taxes........................................................
 Exceptions to Charges.........................................
American National Insurance Company, the Separate..............
 Account, the Funds and the Fixed Account......................
 American National Insurance Company...........................
 The Separate Account..........................................
 The Funds.....................................................
 Fixed Account.................................................
Federal Income Tax Considerations..............................
 Introduction..................................................
 Tax Status of the Contract....................................
 Tax Treatment of Contract Proceeds............................
 American National's Income Taxes..............................
Other Information..............................................
 Sale of the Contract..........................................
 The Contract..................................................
 Dividends.....................................................
Legal Matters..................................................
Legal Proceedings..............................................
Registration Statement.........................................
Experts........................................................
Senior Executive Officers and Directors of.....................
American National Insurance Company............................
Appendix.......................................................
 Illustrations of Death Benefits,
  Accumulation Values and Surrender Values.....................
Financial Statements...........................................

DEFINITIONS

Accumulation Value - the total amount that a Contract provides for investment at any time.

Age At Issue - the Insured's age last birthday before the Date of Issue.

Alger American Fund - the Alger American Fund.

American National Fund - American National Investment Accounts, Inc.

Attained Age - Age at Issue plus the number of complete Contract Years.

Beneficiary - The Beneficiary designated in the application or the latest change, if any filed and recorded with us.

Contract - the variable universal life insurance contract described in this prospectus.

Contract Debt - the sum of all unpaid loans and accrued interest thereon.

Contract Owner ("you") - the owner of the Contract, as designated in the application or as subsequently changed. If a Contract has been absolutely assigned, the assignee is the Contract Owner. A collateral assignee is not the Contract Owner.

Contract Year - the period from one Contract anniversary date until the next Contract anniversary date.

Daily Asset Charge - a charge equal to an annual rate of 0.70% of the average daily Accumulation Value of each subaccount.

Data Page - the pages of the Contract so titled.

Date Of Issue - the Date of Issue of the Contract and any riders to the Contract.

Death Benefit - the amount of insurance coverage provided under the selected Death Benefit option.

Death Benefit Proceeds - the proceeds payable upon the Insured's death.

Declared Rate - the interest rate that is credited in the Fixed Account.

Effective Date - the later of the Date of Issue or the date on which:

 .  the first premium, as shown on the Data Page, has been paid; and

 . the Contract has been delivered during the Insured's lifetime and good health.

Any increase in Specified Amount, addition of a benefit rider, or reinstatement of coverage will take effect on the Monthly Deduction Date which coincides with or next follows the date we approve an application for such change or for reinstatement of the Contract.

Eligible Portfolio - a portfolio that corresponds to a subaccount.

Federated Fund - Federated Insurance Series.

Fidelity Funds - Variable Insurance Products Fund. The Fidelity Fund's portfolios offered are Service Class II portfolios.

Fixed Account - a part of our General Account that accumulates interest at a fixed rate.

General Account - includes all of our assets except assets segregated into separate accounts.

Guaranteed Coverage Benefit - our agreement to keep the Contract in force if the Guaranteed Coverage Premium is paid and other Contract provisions are met.

Guaranteed Coverage Premium - a required specified premium paid in advance will keep the Contract in force so long as other Contract provisions are met.

Insured - the person upon whose life the Contract is issued.

MFS Fund - MFS Variable Insurance Trust

Monthly Deduction - the sum of (1) cost of insurance charge, (2) charge for any riders, and (3) monthly charge shown on the Data Page.

Monthly Deduction Date - the same date in each succeeding month as the Date of Issue, except that whenever the Monthly Deduction Date falls on a date other than a Valuation Date, the Monthly Deduction Date will be deemed to be the next Valuation Date. The Date of Issue is the first Monthly Deduction Date.

Net Amount At Risk - your Death Benefit minus your Accumulation Value.

Planned Periodic Premiums - scheduled premiums selected by you.

Satisfactory Proof Of Death - submission of the following:

 .  certified copy of the death certificate;
 .  a claimant statement;
 .  the Contract; and
 . any other information that we may reasonably require to establish the validity of the claim.

Specified Amount - the minimum Death Benefit under the Contract. The Specified Amount is an amount you select in accordance with Contract requirements.

Surrender Value - the Accumulation Value less Contract Debt and surrender charges.

T. Rowe Price Funds - T. Rowe Price International Series, Inc. and T. Rowe Price Equity Series, Inc.

Valuation Date - each day the New York Stock Exchange ("NYSE") is open for regular trading. A redemption, transfer, or purchase can be made only on days that American National is open. American National will be open each day the NYSE is open except for the day after Thanksgiving and Christmas Eve.

Valuation Period - the close of business on one Valuation Date to the close of business on another.

SUMMARY

The Contract is not available in some states. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different.

You should read the following summary in conjunction with the detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Contract assumes that the Contract is in effect and there is no Contract Debt.

The Contract

The Contract is a flexible premium variable universal life insurance contract. In certain states, the Contract may be offered as a group contract with individual ownership represented by certificates. The discussion of Contracts in this prospectus applies equally to certificates under group contracts.

You do not have a fixed schedule for premium payments. You can establish a schedule of Planned Periodic Premiums, but you are not required to follow such schedule. (See "Premium Flexibility," page __.)

The Death Benefit under the Contract may, and the Accumulation Value will, reflect the investment performance of the investments you choose. (See "Death Benefits," page __ and "Accumulation Value," page __.) You benefit from any increase in value and bear the risk that your chosen investment options may decrease in value. The amount and duration of the life insurance coverage provided by the Contract is not guaranteed, except under the Guaranteed Coverage Benefit provision. Further, the Accumulation Value is not guaranteed, except in the Fixed Account.

Issuance Of A Contract

In order to purchase a Contract, you must submit an application to us. We review the application to determine whether the Contract can be issued in accordance with our underwriting standards. Once the underwriting process is completed, the Date of Issue is designated. You, however, must submit your initial premium for the Contract to have an Effective Date. Accordingly, the Date of Issue may be before the Effective Date. If the underwriting process is not completed within 45 days after you submit your application and initial premium, we will refund your premium. Your initial premium can be re-submitted if the underwriting review of the application is later completed.

Allocation Of Premiums

You can allocate premiums to one or more of the subaccounts and to the Fixed Account. (See "The Separate Account," page __ and "Fixed Account," page __.) The assets of the various subaccounts are invested in Eligible Portfolios. The prospectuses or prospectus profiles for the Eligible Portfolios accompany this prospectus.

Premium payments received before the Date of Issue are held in our General Account without interest. On the Date of Issue, premiums received on or before that date are allocated to the subaccount for the American National Money Market Portfolio.

Premium payments received within 15 days after the Date of Issue are also allocated to the American National Money Market Portfolio. After the 15-day period, premium payments and Accumulation Value are allocated among the Eligible Portfolios in accordance with your instructions as contained in the application. The minimum percentage that you may allocate to any one subaccount or to the Fixed Account is 10% of the premium or $100.

Contract Benefits And Rights

Death Benefit. The Death Benefit is available in two options. (See "Death Benefit Options," page __.) The Death Benefit Proceeds may be paid in a lump sum or in accordance with an optional payment plan. (See "Payment of Policy Benefits," page __.)

Adjustments to Death Benefit. You can adjust the Death Benefit by changing the Death Benefit option and by increasing or decreasing the Specified Amount. Changes in the Specified Amount or the Death Benefit option are subject to certain limitations. (See "Death Benefit Options," page __ and "Change in Specified Amount," page __.)

Accumulation Value and Surrender Value. The Accumulation Value reflects the investment performance of the chosen subaccounts, the rate of interest paid on the Fixed Account, premium paid, partial surrenders, and charges deducted from the Contract. There is no guaranteed minimum Accumulation Value. You can withdraw the entire Surrender Value. Subject to certain limitations, you can also withdraw a portion of the Surrender Value. Partial surrenders reduce both the Accumulation Value and the Death Benefit payable under the Contract. A surrender charge will be deducted from the amount paid upon a partial withdrawal. (See "Partial Surrender Charge," page __ and "Surrenders," page __.) Surrenders may have tax consequences. (See "Federal Income Tax Considerations," page __.)

Loans. You can borrow money from us using the Contract as security for the loan. (See "Loan Benefits," page __.) Loans may have tax consequences. (See "Federal Income Tax Considerations," page __.)

Free Look Period. You have a free look period in which to examine a Contract and return it for a refund. The length of the free look period varies among different states, but generally runs for 10 days after you receive your Contract. The date you receive your Contract will not necessarily be the date you submit your premium. (See "Refund Privilege," page __.)

Policy Lapse and Guaranteed Coverage Benefit. We will provide a Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met. After the Guaranteed Coverage Benefit period, the Policy will lapse at any time the Surrender Value is insufficient to pay the Monthly Deductions and the grace period expires without sufficient additional premium payment. The grace period starts when written notice of lapse is mailed to your last known address and expires 61 days later. Unless the Guaranteed Coverage Benefit requirements have been met, lapse can occur even if the Planned Periodic Premiums are paid. (See "Payment and Allocation of Premiums," page __.)

Charges

Charges from Premium Payments. Premium payments will be reduced by a premium charge not to exceed 6%. The current premium charge is 6% for the first ten Contract Years. Thereafter, the current premium charge is 4%, but we reserve the right to increase such premium charge, not to exceed 6%.

Charges from Accumulation Value. Certain Monthly Deductions and Daily Asset Charges will reduce the Accumulation Value as follows:

[_]  On each Monthly Deduction Date by:

     . Cost of Insurance Charge. Because the cost of insurance depends upon several variables, the cost can vary from month to month. We will determine the monthly cost of insurance charges by multiplying the applicable cost of insurance rate by the Net Amount at Risk, as of the Monthly Deduction Date, for each Contract month.

        The monthly cost of insurance rate is based on the Insured's sex, Attained Age, Specified Amount, and underwriting risk class. The rate may vary if the Insured is a nicotine user or nicotine non-user, if the Insured is in a preferred or standard risk classification, or if the Insured is in a substandard risk classification and rated with a tabular extra rating.

     .  Charge for the Cost of any Riders.

     .  Monthly Expense Fee.  The monthly expense fee is $7.50.

     . Monthly Fee. The monthly fee, which will vary by Age at Issue and risk class, will be a maximum of $7.50 plus $.14167 per $1,000 of Specified Amount. The monthly fee is determined when the Contract is issued.

[_] On each Valuation Date, by a Daily Asset Charge not to exceed 0.70% annually of the average daily Accumulation Value in each subaccount. Currently, the Daily Asset Charge is 0.70% for the first fifteen Contract Years. Thereafter, the Daily Asset Charge is 0.35%, but we reserve the right to increase such Daily Asset Charge, not to exceed 0.70% annually. (See "Charges and Deductions," page __.)

Eligible Portfolio Expenses. The values of the units in each subaccount will reflect the net asset value of shares in the corresponding Eligible Portfolios. The Eligible Portfolios' expenses reduce the net asset value of those shares.

                       Eligible Portfolio Annual Expenses
                       ----------------------------------

                    (as a percentage of average net assets)

Portfolio                                             Management   Other Exp.   Total Exp.    Management    Other Exp.   Total Exp.
                                                       Fees With      With         With      Fees Without     Without      Without
                                                       Reduction    Reduction    Reduction     Reduction     Reduction    Reduction
------------------------------------------------------------------------------------------------------------------------------------
American National Money Market Portfolio/1/              0.09%        0.78%        0.87%          0.50%        0.87%        1.37%
American National Growth Portfolio/1/                    0.43%        0.44%        0.87%          0.50%        0.44%        0.94%
American National Balanced Portfolio/1/                  0.26%        0.64%        0.90%          0.50%        0.64%        1.14%
American National Equity Income Portfolio/1/             0.49%        0.44%        0.93%          0.50%        0.49%        0.99%
American National High Yield Bond Portfolio              0.55%        0.30%        0.85%          0.55%        0.30%        0.85%
American National International Stock Portfolio          0.75%        0.35%        1.10%          0.75%        0.35%        1.10%
American National Small-Cap/Mid-Cap Portfolio            1.25%        0.25%        1.50%          1.25%        0.25%        1.50%
American National Governmental Bond Portfolio            0.50%        0.30%        0.80%          0.50%        0.30%        0.80%
Fidelity Asset Manager Portfolio/2/                      0.53%        0.37%        0.89%          0.53%        0.97%        1.50%
Fidelity Index 500 Portfolio/2/                          0.24%        0.29%        0.53%          0.24%        0.36%        0.60%
Fidelity Contrafund Portfolio/2/                         0.58%        0.37%        0.95%          0.58%        0.67%        1.25%
Fidelity Asset Manager: Growth Portfolio/2/              0.58%        0.40%        0.98%          0.58%        0.67%        1.25%
Fidelity Growth Opportunities Portfolio/2/               0.58%        0.38%        0.96%          0.58%        1.17%        1.75%
T. Rowe Price Equity Income Portfolio/3/                 0.85%        0.00%        0.85%          0.85%        0.00%        0.85%
T. Rowe Price Mid-Cap Growth Portfolio/3/                0.85%        0.00%        0.85%          0.85%        0.00%        0.85%
T. Rowe Price International Stock Portfolio/3/           1.05%        0.00%        1.05%          1.05%        0.00%        1.05%
T. Rowe Price Limited - Term Bond Portfolio/3/           0.70%        0.00%        0.70%          0.70%        0.00%        0.70%
MFS Capital Opportunities Portfolio/4/                   0.75%        0.16%        0.91%          0.75%        0.27%        1.02%
MFS Emerging Growth Portfolio                            0.75%        0.09%        0.84%          0.75%        0.09%        0.84%
MFS Research Portfolio                                   0.75%        0.11%        0.86%          0.75%        0.11%        0.86%
MFS Growth With Income Portfolio                         0.75%        0.13%        0.88%          0.75%        0.13%        0.88%
Federated Utility Fund II Portfolio/4/                   0.75%        0.19%        0.94%          0.75%        0.44%        1.19%
Federated Growth Strategies Fund II Portfolio/4/         0.55%        0.30%        0.85%          0.75%        0.55%        1.30%
Federated Int. Small Company Fund II Portfolio           1.25%        0.00%        1.25%          1.25%        0.00%        1.25%
Federated High Income Bond Fund II Portfolio/4/          0.60%        0.19%        0.79%          0.60%        0.44%        1.04%
Federated Equity Income Fund II Portfolio/4/             0.55%        0.39%        0.94%          0.75%        0.89%        1.64%
Alger American Small Capitalization Portfolio            0.85%        0.04%        0.89%          0.85%        0.04%        0.89%
Alger American Growth Portfolio                          0.75%        0.04%        0.79%          0.75%        0.04%        0.79%
Alger American MidCap Growth Portfolio                   0.80%        0.04%        0.84%          0.80%        0.04%        0.84%
Alger American Leveraged AllCap Portfolio/5/             0.85%        0.11%        0.96%          0.85%        0.11%        0.96%
Alger American Income & Growth Portfolio                0.625%       0.075%        0.70%         0.625%       0.075%        0.70%
Alger American Balanced Portfolio                        0.75%        0.17%        0.92%          0.75%        0.17%        0.92%

/1/Under its Administrative Service Agreement with the American National Fund, Securities Management and Research, Inc. ("SM&R"), the fund's investment advisor and manager, has agreed to pay (or to reimburse each Portfolio for) each Portfolio's expenses (including the advisory fee and administrative services fee paid to SM&R, but exclusive of interest, commissions, and other expenses incidental to Portfolio transactions) in excess of 1.50% per year of such Portfolio's average daily net assets. In addition, SM&R has entered into a separate undertaking with the fund effective May 1, 1994 until April 30, 2002, pursuant to which SM&R has agreed to reimburse the American National Money Market Portfolio and the American National Growth Portfolio for expenses in excess of 0.87%; the American National Balanced Portfolio for expenses in excess of .90%; and the American National Managed Portfolio for expenses in excess of
 .93%, of each of such Portfolio's average daily net assets during such period. SM&R is under no obligation to renew this undertaking for any Portfolio at the end of such period.

/2/Fidelity Management & Research ("FMR") has voluntarily agreed to reimburse Service Class 2 of the Index 500 to the extent that total operating expenses (excluding interest, taxes, securities lending costs, brokerage commissions and extraordinary expenses), as a percentage of its average net assets, exceed 0.60%. FMR has voluntarily agreed to reimburse Service Class 2 of certain funds to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses), as a percentage of their respective average net assets, exceed the following rates:
1.50% for Asset Manager,

1.25% for Contrafund, 1.25% for Asset Manager: Growth, and 1.75% for Growth Opportunities. These arrangements can be discontinued by FMR at any time.

/3/T. Rowe Price Equity Income and Mid-Cap Growth Portfolios pay T. Rowe Price an annual all-inclusive fee of .85% based on such Portfolios' average daily net assets. T. Rowe Price Limited-Term Bond Portfolio pays T. Rowe Price an annual all-inclusive fee of .70% based on such Portfolios' average daily net assets. T. Rowe Price International Stock Portfolio pays Rowe-Price-Flemming International, Inc. an annual all-inclusive fee of 1.05% based on such Portfolios' average daily net assets. These fees pay for investment management services and other operating costs of the Portfolios.

/4/The portfolio's investment advisor voluntarily reduced the portfolio's expenses.

/5/Included in other expenses is .03% of interest expense.

See the prospectuses for American National Fund, Fidelity Funds, T. Rowe Price Funds, MFS Fund, Federated Fund, and Alger American Fund for more detailed information about the Eligible Portfolios' fees and expenses.

Surrender Charges. If you surrender all or a portion of your Contract, a surrender charge will be assessed. The surrender charge for a full surrender is assessed based on a rate per $1,000 of Specified Amount, with the charges being calculated separately for the original Specified Amount and each increase, if any, in Specified Amount. The surrender charge for the initial Specified Amount is applicable until the 16th Contract anniversary. For an increase in Specified Amount, the surrender charge is applicable for 15 years after the Effective Date of such increase. Thereafter, there is no surrender charge.

The surrender charge varies by Age at Issue and risk class. In the first Contract Year, the surrender charge shall range from $15.38 per $1,000 of Specified Amount to $57.86 per $1,000 of Specified Amount. The rate is the same for the first ___ years since issue or increase, and reduces to zero after fifteen years. (See "Surrender Charge," page __.)

We will charge an additional $25 fee for partial surrenders. (See "Partial Surrender Charge," page __.) A surrender charge will also be assessed on decreases in the Specified Amount or on Death Benefit option changes that result in decreases in Specified Amount.

Transfer Charge. The first 12 transfers of Accumulation Value in a Contract Year are free. Thereafter, a transfer charge of $10 will be deducted from the amount transferred. (See "Transfer Charge," page __.)

Taxes

We intend the Contract to satisfy the definition of life insurance under the Internal Revenue Code. Therefore, the Death Benefit Proceeds generally should be excludible from the gross income of the recipient. Similarly, you should not be taxed on increases in the Accumulation Value until there is a distribution from the Contract.

Under certain circumstances, a Contract could be a modified endowment contract. If so, all pre-death distributions, including loans, will be treated first as distributions of taxable income and then as a return of basis or investment in the Contract. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax.

If the Contract is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the Contract and then as distributing taxable income. Moreover, loans will not be treated as distributions and neither distributions nor loans are subject to the 10% penalty tax.

See "Federal Income Tax Considerations," page __ for a discussion of when distributions, such as surrenders and loans, could be subject to federal income tax.

CONTRACT BENEFITS

Purposes of the Contract

The Contract is designed to provide you:

 .  life insurance protection,

 . Death Benefits which may and Accumulation Value that will vary with performance of your chosen investment options,

 .  flexibility in the amount and frequency of premium payments,

 . flexibility in the level of life insurance protection, subject to certain limitations, and

 . a Guaranteed Coverage Benefit, if you pay the Guaranteed Coverage Premium and meet the other Contract requirements.

Death Benefit Proceeds

We will, upon Satisfactory Proof of Death, pay the Death Benefit Proceeds in accordance with the Death Benefit option in effect when the Insured dies. The amount of the Death Benefit will be determined at the end of the Valuation Period in which the Insured dies. Death Benefit Proceeds equal:

 .  the Death Benefit; plus

 .  additional life insurance proceeds provided by riders; minus

 .  Contract Debt; minus

 .  unpaid Monthly Deductions.

Subject to the rights of any assignee, we will pay the Death Benefit Proceeds to:

 .  the Beneficiary or Beneficiaries, or

 . if no Beneficiary survives the Insured, the Insured's estate will receive the proceeds.

The Death Benefit Proceeds may be paid to the Beneficiary in a lump sum or under one or more of the payment options in the Policy. (See "Payment of Policy Benefits," page __.)

Death Benefit Options

You choose one of two Death Benefit options in the application. Until age 100, the Death Benefit under either option will equal or exceed the current Specified Amount of the Contract. After age 100, the Death Benefit will be 110% of the Accumulation Value.

Option A. Under Option A the Death Benefit is the Specified Amount or, if greater, the corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of death. The applicable percentage declines as the age of the Insured increases as shown in the following Corridor Percentage Table:

                                   CORRIDOR PERCENTAGE TABLE
     Attained         Corridor   Attained   Corridor   Attained   Corridor
        Age          Percentage    Age     Percentage    Age     Percentage
--------------------------------------------------------------------------------

   40 or younger            250        54         157        68         117
        41                  243        55         150        69         116
        42                  236        56         146        70         115
        43                  229        57         142        71         113
        44                  222        58         138        72         111
        45                  215        59         134        73         109
        46                  209        60         130        74         107
        47                  203        61         128     75 to 90      105
        48                  197        62         126        91         104
        49                  191        63         124        92         103
        50                  185        64         122        93         102
        51                  178        65         120     94 to 99      101
        52                  171        66         119       100         100
        53                  164        67         118


OPTION A EXAMPLE.  Assume that the Insured's Attained Age is between 0 and 40.
A Contract with a $100,000 Specified Amount will generally pay $100,000 in Death Benefits. However, the Death Benefit will be the greater of $100,000 or 250% of Accumulation Value. Anytime the Accumulation Value exceeds $40,000 the Death Benefit will exceed the $100,000 Specified Amount. Each additional dollar added to Accumulation Value above $40,000 will increase the Death Benefit by $2.50.
If the Accumulation Value exceeds $40,000 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Contract with an Accumulation Value of $50,000 will provide a Death Benefit of $125,000 ($50,000 x 250%); an Accumulation Value of $60,000 will provide a Death Benefit of $150,000 ($60,000 x 250%); and, an Accumulation Value of $70,000 will provide a Death Benefit of $175,000 ($70,000 x 250%).

Similarly, so long as Accumulation Value exceeds $40,000, each dollar decrease in Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $45,000 to $40,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $112,500 to $100,000.

Option B. The Death Benefit is the Specified Amount plus the Accumulation Value or, if greater, the applicable corridor percentage of the Accumulation Value at the end of the Valuation Period that includes the Insured's date of death. The corridor percentage is the same as under Option A: 250% at Attained Age 40 or younger on the Contract anniversary before the date of death, and for an Attained Age over 40 on that Contract anniversary the percentage declines as shown in the Corridor Percentage Table. Accordingly, the amount of the Death Benefit will always vary as the Accumulation Value varies but will never be less than the Specified Amount.

OPTION B EXAMPLE. Assume that the Insured is age 40 or younger. A Contract with a Specified Amount of $100,000 will generally provide a Death Benefit of $100,000 plus Accumulation Value. For example, a Contract with Accumulation Value of $5,000, the Death Benefit will be $105,000 ($100,000 + $5,000); for an Accumulation Value of $10,000, the Death Benefit will be $110,000 ($100,000 + $10,000). The Death Benefit, however, must be at least 250% of

Accumulation Value. Consequently, if the Accumulation Value exceeds approximately $66,668, the Death Benefit will be greater than the Specified Amount plus Accumulation Value. Each additional dollar of Accumulation Value above $66,668 will increase the Death Benefit by $2.50. If the Accumulation Value exceeds $66,668 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. For a Contract with Accumulation Value of $40,000, the Death Benefit will be $140,000 (Specified Amount $100,000 plus $40,000 Accumulation Value); for an Accumulation Value of $50,000, the Death Benefit will be $150,000 ($100,000 plus $50,000); and for an
Accumulation Value of $70,000, the Death Benefit will be $175,000 ($70,000 x 250% is greater than $100,000 plus $70,000).

Similarly, any time Accumulation Value exceeds $66,668, each dollar taken out of Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $80,000 to $70,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $200,000 to $175,000. If at any time, however, the Accumulation Value multiplied by the applicable corridor percentage is less than the Specified Amount plus the Accumulation Value, the Death Benefit will be the Specified Amount plus the Accumulation Value.

If you want favorable investment performance to:

[_]  increase your Death Benefit, you should:

     . choose Option A if your Accumulation Value times corridor percentage is greater than your Specified Amount, or

     .  choose Option B if:

        - your Accumulation Value times corridor percentage is less than your Specified Amount, or

        - your Accumulation Value times corridor percentage is greater than your Specified Amount plus Accumulation Value

[_]  keep your cost of insurance charges to a minimum, you should:

     . choose Option A if your Accumulation Value times corridor percentage is less than your Specified Amount, or

     . choose Option B if your Accumulation Value times corridor percentage is greater than your Specified Amount.

Change in Death Benefit Option. You may change the Death Benefit option at any time by sending us a written request. The effective date of a change will be the Monthly Deduction Date on or following the date, we receive the written request. A change may have Federal Tax consequences. (See "Federal Income Tax Considerations," page __.)

If you change from Option A to Option B, the Specified Amount will equal the Specified Amount before the change minus the Accumulation Value on the effective date of the change. If you change from Option B to Option A, the Specified Amount after the change will equal the Death Benefit under Option B on the effective date of change. You cannot change your Death Benefit option if the Specified Amount remaining in force after the change would be less than the minimum Specified Amount of $100,000.

An increase in Specified Amount due to a Death Benefit option change will increase the Monthly Deduction and the Guaranteed Coverage Premium. A surrender charge may apply to a change in Death Benefit option. (See "Surrender Charge," page __.)

A change in the Death Benefit option may affect subsequent cost of insurance charges, which vary with our Net Amount at Risk. In addition, a change may affect subsequent monthly fees. (See "Charges and Deductions," page __.)

Change in Specified Amount. Subject to certain limitations, you may increase or decrease the Specified Amount at any time. A change in Specified Amount may affect the cost of insurance rate and our Net Amount at Risk, both of which may affect your cost of insurance charge and have Federal Tax consequences. (See "Cost of Insurance," page __ and "Federal Income Tax Considerations," page __.)

The Specified Amount after a decrease may not be less than the minimum Specified Amount of $100,000 (see "Change in Death Benefit Option," page __).

If following the decrease in Specified Amount, the Contract would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited or a portion of Accumulation Value may be returned to you at your election, to the extent necessary to meet these requirements. A decrease in the Specified Amount will be applied first against increases in Specified Amount in order of the more recent increase first and finally against the initial Specified Amount.

If your Specified Amount decreases, we will deduct a surrender charge from the Accumulation Value. Such deduction will equal the sum of surrender charges computed separately for each portion of Specified Amount reduced in the above order. The surrender charge, for each reduction is a pro rata portion of any surrender charge applicable to a full surrender of the related increase or initial Specified Amount. You cannot decrease the Specified Amount if the Insured's Attained Age exceeds 100. A decrease in Specified Amount will take effect on the Monthly Deduction Date, which coincides with or next follows the date we receive, your written request.

If you want to increase the Specified Amount, you must submit a written supplemental application and provide evidence of insurability. You may have a different underwriting risk classification for the initial Specified Amount and each increase in Specified Amount. (See "Charges from Accumulation Value", page __.) An additional premium may be required. (See "Premiums Upon Increase in Specified Amount," page __.) The minimum amount of any increase is $5,000. You cannot increase the Specified Amount if the Insured's Attained Age is over 85. An increase in the Specified Amount will increase certain charges. Those charges will be deducted from the Accumulation Value on each Monthly Deduction Date. An increase in the Specified Amount may also increase surrender charges. An increase in the Specified Amount during the time the Guaranteed Coverage Benefit provision is in effect will increase the Guaranteed Coverage Premium requirement. (See "Charges and Deductions," page __.)

You have a "free look period" for each increase in Specified Amount. The free look period will apply only to the increase in Specified Amount. (See "Refund Privilege," page __.)

Methods of Affecting Insurance Protection. Your "pure insurance protection" will be the difference between your Death Benefit and your Accumulation Value. You may increase or decrease the pure insurance protection provided by the Contract, as your insurance needs change. You can change the pure insurance protection by increasing or decreasing the Specified Amount, changing the level of premium payments, or making a partial surrender of the Policy. Some of these changes may have federal tax consequences. Although the consequences of each change will depend upon individual circumstances, they can be summarized as follows:

 . A decrease in Specified Amount will, subject to the applicable corridor percentage limitations, decrease insurance protection, and cost of insurance charges.

 . An increase in Specified Amount may increase pure insurance protection, depending on the amount of Accumulation Value and the corridor percentage limitation. If insurance protection is increased, the Contract charges generally increase as well.

 . If Option A is in effect, increased premium payments may reduce pure insurance protection, until the corridor percentage of Accumulation Value exceeds the Specified Amount. Increased premiums should also increase the Accumulation Value available to keep the Contract in force.

 . If Option A is in effect, reduced premium payments generally will increase the amount of pure insurance protection, depending on the corridor percentage limitations. Reducing premium payments may also result in a reduced amount of Accumulation Value and increase the possibility that the Contract will lapse.

 . A partial surrender will reduce the Death Benefit. However, a partial surrender only affects the amount of pure insurance protection if the percentage from the Corridor Percentage Table is applicable in determining the Death Benefit. Otherwise, the decrease in Death Benefit is offset by the amount of Accumulation Value withdrawn. The primary use of a partial surrender is to withdraw Accumulation Value.


Guaranteed Coverage Benefit

We will keep the Contract in force for ten Contract Years under the Guaranteed Coverage Benefit so long as the sum of premiums paid at any time during such period is at least:

 . the sum of Guaranteed Coverage Premium for each month from the start of the period, including the current month, plus

 .  partial surrenders and Contract Debt.

For an additional monthly cost of insurance charge, the Guaranteed Coverage Benefit can be extended to twenty years or to age 100 by adding a rider. An increase in Specified Amount does not start a new Guaranteed Coverage Benefit period, but does increase Guaranteed Coverage Premium.

Duration of the Contract

The Contract will remain in force so long as the Surrender Value is sufficient to pay the Monthly Deduction. The tax consequences associated with continuing the Contract beyond age 100 are unclear and a tax advisor should be consulted. Where, however, the Surrender Value is insufficient to pay the Monthly Deduction and the grace period expires without an adequate payment, the Contract will lapse and terminate without value. (See "Grace Period and Reinstatement," page __.)

Accumulation Value

Determination of Accumulation Value. On each Valuation Date, Accumulation Value is determined as follows:

 . the aggregate of the value in each subaccount, determined by multiplying a subaccount's unit value by the number of units in the subaccount; plus

 .  the value in the Fixed Account; plus

 .  premiums (less premium taxes), plus

 .  Accumulation Value securing Contract Debt; less

 .  partial surrenders, and related charges, processed on that Valuation Date;
   less

 .  any Monthly Deduction processed on that Valuation Date; less

 .  any federal or state income taxes.

The number of subaccount units allocated to the Contract is determined after any transfers among subaccounts, or the Fixed Account (and deduction of transfer charges), but before any other transactions on the Valuation Date.

Determination of Unit Value.  The unit value of each subaccount is equal to:

 . the per share net asset value of the corresponding Eligible Portfolio on the Valuation Date, multiplied by

 . the number of shares held by the subaccount, after the purchase or redemption of any shares on that date, minus

 .  the Daily Asset Charge, and divided by

 . the total number of units held in the subaccount on the Valuation Date, after any transfers among subaccounts, or the Fixed Account (and deduction of transfer charges), but before any other transactions.

Payment of Contract Benefits

Death Benefit Proceeds will usually be paid within seven days after we receive Satisfactory Proof of Death. Loans and surrenders will ordinarily be paid within seven days after receipt of your written request. We may defer payment of any surrender, refund or loan until a premium payment made by check clears the banking system. Payments may also be postponed in certain other circumstances. (See "Postponement of Payments," page __.) You can decide how benefits will be paid. During the Insured's lifetime, you may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. These choices are also available if the Contract is surrendered. When Death Benefit Proceeds are payable in a lump sum and no election of an optional payment method is in force at the death of the Insured, the Beneficiary may select one or more of the optional payment methods. If you or the Beneficiary do not elect one of these options, we will pay the benefits in a lump sum.

An election or change of method of payment must be in writing. A change in Beneficiary revokes any previous election. Further, if the Contract is assigned, any amount due to the assignee will be paid first in a lump sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

Optional Methods of Payment. In addition to a lump sum payment of benefits under the Contract, any proceeds to be paid under the Contract may be paid in any of the following four methods:

 . Option 1. Equal Installments for a Fixed Number of Years. Installments will include interest at the effective rate of 2.5% per year or at a higher rate, at our option.

 .  Option 2. Installments for Life with the Option to Choose a Period Certain.
   The fixed period may be 10 or 20 years.

 . Option 3. Equal Installments of a Fixed Amount Payable Annually, Semi-annually, Quarterly, or Monthly. The sum of the installments paid in one year must be at least $40 for each $1,000 of proceeds. Installments will be paid until the total of the following amount is exhausted: (1) the net sum payable; plus (2) interest at the effective rate of 2.5% per year; plus (3) any additional interest that we may elect to pay. The final installment will be the balance of the proceeds payable plus interest.

 . Option 4. Interest Only. We will hold the proceeds and pay interest at the effective rate of 2.5% per year or at a higher rate, at our option. On interest due dates, the payee may withdraw an amount of at least $100 from the amount held.

Any amount left with us for payment under a settlement option will be transferred to our General Account and will not be affected by the investment performance associated with the Separate Account. We may make other options available in the future.

When proceeds become payable in accordance with a settlement option, the Contract will be exchanged for a supplementary contract specifying all rights and benefits. The effective date will be the date of the Insured's death or other termination of the Contract.

Amounts under the supplemental contact remaining payable after the Beneficiary's death will be paid to the estate of the Beneficiary or in any other manner provided for in the supplementary contract or as otherwise provided under applicable law.

General Provisions for Settlement Options. If the amount held falls below $2,000, we will pay the entire amount held to the payee. The first installment under Option 1, 2 or 3 will be paid the date the proceeds are available. With our consent, the first installment may be postponed for up to ten years. If payment is postponed, the proceeds will accumulate with compound interest at the effective rate of 2.5% per year.

To avoid paying installments of less than $20 each, we will:

 .  change the installments to a quarterly, semi-annual or annual basis; and/or

 .  reduce the number of installments.

If you elect an option, you may restrict the Beneficiary's right to assign, encumber, or obtain the discounted present value of any unpaid amount.

Except as permitted by law, unpaid amounts are not subject to claims of a Beneficiary's creditors.

At our option, a Beneficiary may be permitted to receive the discounted present value of installments, except under option 2. If the payee dies, under Option 1 or 2 we will pay the discounted present value of any unpaid fixed-period installments to the payee's estate except Option 2 lifetime. Under Option 3 or 4, we will pay any balance to the payee's estate. The discounted present value of any remaining payments using a discount rate equal to the effective interest rate used to compute the benefit plus 1%. With our consent, the option elected may provide for payment in another manner.

Limitations. You must obtain our consent to have an option under which proceeds are payable to:

 .  joint or successive payees, or

 .  other than a natural person.

CONTRACT RIGHTS

Loan Benefits

Loan Privileges. You can borrow money from us using your Contract as security for the loan. The minimum loan amount is $100. Except as otherwise required by applicable state law or regulation:

 . during the first three Contract Years, you cannot borrow more than 75% of the Surrender Value, as calculated at the end of the Valuation Period during which your loan request is received

 . after the first three Contract Years, you can borrow up to 90% of the Surrender Value, as calculated at the end of the Valuation Period during which your loan request is received

Preferred loans accrue interest at a lower rate. We determine whether a loan is preferred at the time the loan is made.

The amount available for a preferred loan is equal to the lesser of:

 .  the above-mentioned loan limits, or

 . the Accumulation Value less Contract Debt and less premiums paid (adjusted by partial surrenders).

The loan may be repaid in whole or in part during the Insured's lifetime. Each loan repayment must be at least $10 or the full amount of Contract Debt, if less. Loans generally are funded within seven days after receipt of a written request. (See "Postponement of Payments," page __.) Loans may have tax consequences. (See "Federal Income Tax Considerations," page __.)

Interest. Loans will accrue interest on a daily basis at a rate of 4.0% per year, 3.0% on preferred loans. Interest is due and payable on each Contract anniversary date or when a loan payment is made if earlier. If unpaid, interest will be added to the amount of the loan and bear interest at the same rate.

Amounts held to secure loans earn interest at the annual rate of 3.0% credited on the Contract anniversary. We will allocate interest to the subaccounts and the Fixed Account on each Contract anniversary in the same proportion that premiums are being allocated to those subaccounts and the Fixed Account at that time.

Effect of Loans. When a loan is made, we transfer Accumulation Value equal to the loan amount from the Separate Account and the Fixed Account to our General Account as security for the Contract Debt. The Accumulation Value transferred will be deducted from the subaccounts and the Fixed Account in accordance with your instructions. The minimum amount that can remain in a subaccount or the Fixed Account because of a loan is $100. If you do not provide allocation instructions, the Accumulation Value transferred will be allocated among the subaccounts and the Fixed Account pro-rata. If allocation instructions conflict with the $100 minimum described above, we may allocate the Accumulation Value transferred among the subaccounts, and the Fixed Account pro-rata. We will also transfer Accumulation Value from the subaccounts and the Fixed Account to the General Account to secure unpaid loan interest. We will allocate this transfer among the subaccounts and the Fixed Account as described above. We will not impose a charge for these transfers. A loan may have tax consequences. (See "Federal Income Tax Considerations," page __.)

A loan may permanently affect the Accumulation Value, even if repaid. The effect could be favorable or unfavorable depending on whether the investment performance of the subacccount(s)/Fixed Account chosen by you is greater or less than the interest rate credited to the Accumulation Value held in the General Account to secure the loan. In comparison to a Contract under which no loan was made, the Accumulation Value will be lower if the General Account interest rate is less than the investment performance of the subaccount(s)/Fixed Account, and greater if the General Account interest rate is higher than the investment performance of the subaccount(s)/Fixed Account. Since your Death Benefit may be affected by Accumulation Value, a loan may also affect the amount of the Death Benefit, even if repaid.

Contract Debt. Contract Debt reduces Death Benefit Proceeds and Surrender Value. If the Contract Debt exceeds the Accumulation Value less any surrender charge, you must pay the excess or your Contract will lapse. We will notify you of the amount that must be paid. (See "Grace Period and Reinstatement," page __.)

Repayment of Contract Debt. If we receive payments while a loan is outstanding, those payments are treated as additional premiums, unless you request otherwise. As Contract Debt is repaid, we will transfer Accumulation Value equal to the loan amount repaid from the General Account to the subaccounts and the Fixed Account. We will allocate the transfers among the subaccounts and the Fixed Account in the same proportion that premiums are being allocated at the time of repayment. We will make the allocation at the end of the Valuation Period during which the repayment is received. If you do not repay the Contract Debt, we will deduct the amount of the Contract Debt from any amount payable under the Contract.

Surrenders

During the life of the Insured, you can surrender the Contract in whole or in part by sending us a written request. The maximum amount available for surrender is the Surrender Value at the end of the Valuation Period during which the surrender request is received at our Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See "Postponement of Payments," page __.) Any proceeds payable upon full surrender shall be paid in one sum unless an optional method of payment is elected. (See "Payment of Policy Benefits," page __.) Surrenders may have tax consequences. (See "Federal Income Tax Considerations," page __.)

Full Surrenders. If the Contract is being fully surrendered, you must return the Contract to us with your request. Coverage under the Contract will terminate as of the date of a full surrender.

Partial Surrenders. The amount of a partial surrender may not exceed the Surrender Value at the end of the Valuation Period during which the request is received less an amount sufficient to cover Monthly Deductions for three months. The minimum partial surrender is $100.

The Accumulation Value will be reduced by the amount of partial surrender and any applicable partial surrender charge. (See "Partial Surrender Charge," page __.) This amount will be deducted from the Accumulation Value at the end of the Valuation Period during which the request is received. The deduction will be allocated to the subaccounts and the Fixed Account according to your instructions, if the minimum amount remaining in a subaccount as a result of the allocation is $100. If you do not provide allocation instructions or if your allocation instructions conflict with the $100 minimum described above, we will allocate the partial surrender among the subaccounts and the Fixed Account pro-rata.

Partial surrenders reduce the Death Benefit by the amount the Accumulation Value is reduced. If Option A is in effect, the Specified Amount will be reduced by the amount of the partial surrender. Where increases in Specified Amount occurred, a partial surrender will reduce the increases in order of the more recent increase first and finally the initial Specified Amount. Thus, partial surrenders may affect the cost of insurance charge and the Net Amount at Risk. (See "Cost of Insurance," page __; "Methods of Affecting Insurance Protection," page __.) If Option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

The Specified Amount remaining in force after a partial surrender may not be less than the minimum Specified Amount of $100,000. (See "Change in Death Benefit Option," page __.)

The amount of any partial surrender will generally be paid within seven (7) days after receipt of your written request. (See "Postponement of Payments," page __.)

Transfers

You can transfer Accumulation Value among the subaccounts or from the subaccounts to the Fixed Account as often as you like. You can make transfers in person, by mail, or, if a telephone transfer authorization form is on file, by telephone. The minimum transfer from a subaccount is $250, or the balance of the subaccount, if less. The minimum that may remain in a subaccount after a transfer is $100. We will make transfers and determine all values concerning transfers on the later of the end of the Valuation Period which includes the requested transfer date or during which the transfer request is received. Accumulation Value on the date of a transfer will not be affected except to the extent of the transfer charge, if applicable. The first twelve transfers in a Contract Year will be free. We will charge $10 for each additional transfer. Such charge will be deducted from the amount transferred. (See "Transfer Charge," page __.) Transfers resulting from loans, the dollar cost averaging program or the rebalancing program will not be subject to a transfer charge or be counted for purposes of determining the number of free transfers.

During the thirty-day period beginning on the Contract anniversary, you may make one transfer from the Fixed Account to the subaccounts. This transfer is free. The amount you can transfer from the Fixed Account to the subaccounts is the greater of:

 .  twenty-five percent of the amount in the Fixed Account, or

 .  $1,000.

If we receive a request to transfer funds out of the Fixed Account before the Contract anniversary, the transfer will be made at the end of the Valuation Period during which the Contract anniversary occurs. If we receive a proper transfer request within 30 days after the Contract anniversary, the transfer will be made as of the end of the Valuation Period in which we received the transfer request.

We will employ reasonable procedures to confirm that the transfer instructions communicated by telephone are genuine. These procedures may include some form of personal identification before acting, providing you written confirmation of the transaction, and making a tape recording of the telephoned instructions.

Refund Privilege

Under state law, you have a free look period in which to examine a Contract and return it for a refund. The length of the free look period varies among different states, but generally runs for 10 days after your receipt of the Contract. If the Contract is canceled during the free look period, you will receive a refund equal to premiums paid adjusted by investment gains during the 15-day period such premiums have been allocated to the American National Money Market Portfolio. (See "Allocation of Premiums," page __.) A free look period also applies to any increase in Specified Amount. If you cancel the increase, you will receive the amount of premiums paid attributable to such increase in Specified Amount adjusted by investment gains or losses.

To cancel the Contract, you should mail or deliver the Contract to our Home Office or to the office of one of our agents. We may delay paying a refund of premiums paid by check until the check has cleared your bank. (See "Postponement of Payments," page __.)

Dollar Cost Averaging

Under the dollar cost averaging program, you can instruct us to automatically transfer, on a periodic basis, a predetermined amount or percentage from any one subaccount or Fixed Account, to any subaccount(s) or Fixed Account. The automatic transfers can occur monthly, quarterly, semi-annually, or annually. The amount transferred each time must be at least $1,000. The minimum transfer to each subaccount must be at least $100. At the time the program begins, you must have at least $10,000 Accumulation Value. Transfers under dollar cost averaging will be made, and values resulting from the transfers determined, at the end of the Valuation Period that includes the transfer date designated in your instructions.

Using dollar cost averaging, you purchase more units when the unit value is low, and fewer units when the unit value is high. There is no guarantee that the dollar cost averaging program will result in higher Accumulation Value or otherwise be successful.

You can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. In addition, the program will terminate if Accumulation Value is less than $5,000 on a transfer date.

If you participate in the fixed account dollar cost averaging program, you may designate an amount to be held in one of the dollar cost averaging fixed account options until it is transferred to the subaccounts or the Fixed Account as selected by you. The two options you must select from are a six-month or a twelve-month dollar cost averaging period. When you make an allocation to one of the dollar cost averaging fixed accounts for this purpose, we will set an interest rate applicable to that amount. We will then credit interest at that rate to that amount until it has been entirely transferred to your chosen subaccounts or the Fixed Account. Consistent with the option selected by you, we will complete the transfers within either six or twelve months of the allocation date, which will be the Date of Issue. In our discretion, we may change the rate that we set for new allocations to the dollar cost averaging fixed accounts. We will never, however, set a rate less than an effective annual rate of 3%. The program is available only for premium payments received on or prior to the Date of Issue. The minimum premium payment to participate in the program is $10,000.

You can increase or decrease the amount of transfers or discontinue the program by sending us written notice or, if a telephone transfer authorization form is on file, notifying us by phone. There is no charge for this program and transfers made pursuant to this program will not be counted in determining the number of free transfers.

Rebalancing

Because the subaccounts and the Fixed Account may have different investment results, your Accumulation Value may not stay in the same percentages as your initial allocation instructions. At your request, we will rebalance your Accumulation Value by allocating premiums and transferring Accumulation Value to ensure conformity with your allocation instructions. We will rebalance your allocation on a calendar quarter, semi-annual or annual basis according to your instructions. We will rebalance, and determine any values resulting from the rebalancing, at the end of the Valuation Period that includes the rebalancing date in your request. There is no charge for this program and transfers made pursuant to this program will not be counted in determining the number of free transfers. At the time the program begins, you must have at least $10,000 of Accumulation Value. If the Accumulation Value is less than $5,000 on a rebalancing date, the program will be discontinued.

You can request participation in the rebalancing program at any time. You can discontinue the program by sending us written notice or, if a telephone transfer authorization form is on file, by calling by telephone.

PAYMENT AND ALLOCATION
OF PREMIUMS

Issuance of a Contract

If you want to purchase a Contract, you must complete an application and submit it to our Home Office. We will only issue a Contract to individuals 85 years of age or less on their last birthday who supply satisfactory evidence of insurability. Acceptance is subject to our underwriting rules.

The Date of Issue is used to determine Contract anniversary dates, Contract Years, and Contract months.

Premiums

You must pay the initial premium for the Contract to be in force. The initial premium must be at least 1/12 of the first year Guaranteed Coverage Premium. The initial premium and all other premiums are payable at our Home Office. Subject to certain limitations, you have flexibility in determining the frequency and amount of premiums since the Planned Periodic Premium schedule is not binding on you.

Premium Flexibility

You may make unscheduled premium payments at any time in any amount, subject to the premium limitations described herein.

Planned Periodic Premiums. At the time the Contract is issued, you can determine a Planned Periodic Premium schedule. The amounts and frequency of the Planned Periodic Premiums will be shown on the Data Page. During the Guaranteed Coverage Benefit period, the Planned Periodic Premium must be at least the Guaranteed Coverage Premium. You are not required to pay premiums in accordance with this schedule.

You can change the frequency and amount of Planned Periodic Premiums by sending a written request to our Home Office. We may limit any increase in premium to comply with applicable federal tax law. We will send premium payment notices annually, semi-annually, quarterly or monthly depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Contract will remain in force unless the Guaranteed Coverage Benefit provision is in effect.

Premium Limitations. Total premiums paid cannot exceed the current maximum premium limitations established by federal tax laws. If a premium is paid which would cause total premiums to exceed such maximum premium limitations, we will only accept that portion of the premium equal to the maximum. We will return any part of the premium in excess of that amount or apply it as otherwise agreed. No further premiums will be accepted until permitted under the laws prescribing maximum premium limitations. We may refuse to accept a premium or require additional evidence of insurability if the premium would increase Net Amount at Risk. We may also establish a minimum acceptable premium amount.

Premiums Upon Increase in Specified Amount. If you request an increase in the Specified Amount, we will notify you if any additional premium is required. Whether additional premium will be required will depend upon

 .  the Accumulation Value of the Contract at the time of the increase, and

 .  the amount of the increase you request.

Allocation of Premiums and Accumulation Value

Allocation of Premiums. Premiums are allocated according to your instructions. You can change the allocation without charge by providing proper notification to our Home Office. Your notice must include the Contract number to which the instructions apply. Your revised allocation instructions will apply to premiums received by us on or after the date proper notification is received.

Accumulation Value. The value of subaccounts will vary with the investment performance of these subaccounts and you bear the risk that those investments might actually lose money. The performance of these investments affects the Accumulation Value and may affect the Death Benefit as well.

Grace Period and Reinstatement

Grace Period. If the Surrender Value is insufficient to pay the Monthly Deduction, you have a grace period of sixty-one days to pay an additional premium. The grace period begins on the date Surrender Value is insufficient to cover the Monthly Deduction. At the beginning of the grace period, we will mail you notice to your last known address we have on file advising you of the necessary additional premium. If you do not pay the additional premium during the grace period, the Contract will terminate. If the Insured dies during the grace period, any overdue Monthly Deductions and Contract Debt will be deducted from the Death Benefit Proceeds.

Reinstatement. A Contract may be reinstated any time within five years after termination. A Contract cannot be reinstated if it was surrendered. Reinstatement will be effected based on the Insured's underwriting classification at the time of the reinstatement.

Reinstatement is subject to the following:

 .  evidence of insurability satisfactory to us;

 .  reinstatement or repayment of Contract Debt;

 .  payment of Monthly Deductions not collected during the grace period;

 . payment of the premium sufficient to pay the Monthly Deduction for three months after the date of reinstatement.

Reinstatement will be effected based on the Insured's underwriting classification at the time of the reinstatement.

The original Date of Issue, and the Effective Dates of increases in Specified Amount (if applicable), will be used for purposes of calculating Monthly Deductions and the surrender charge. If any Contract Debt was reinstated, the amount of the debt will be held in our General Account. During the lapse period, Contract Debt will accrue interest at a rate of 6%. Accumulation Value will then be calculated as described under "Accumulation Value" on page __. The Effective Date of reinstatement will be the first Monthly Deduction Date on or next following the date we approve the application for reinstatement.

CHARGES AND DEDUCTIONS

Premium Charges

A premium charge of 6% will be deducted from any premium payment before allocating such premiums among the subaccounts and the Fixed Account. After the first ten Contract Years, the premium charge is 4%, and will be deducted from any premium received. We reserve the right to change the premium charge. We can change the premium charge only once each Contract Year. The premium charge will never exceed 6%.

Charges from Accumulation Value

We will deduct the following charges from the Accumulation Value:

Monthly Deduction. The Monthly Deduction is the sum of the cost of insurance charge, applicable charge for any riders, monthly expense fee, and the monthly fee. The Monthly Deduction compensates us for providing the insurance benefits and administering the Contract. We deduct the Monthly Deduction as of the Date of Issue and on each Monthly Deduction Date thereafter. We will allocate the deduction among the subaccounts and the Fixed Account pro-rata. The cost of insurance, monthly expense fee, and the monthly fee are described in more detail below. Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction itself may vary in amount from month to month.

Cost of Insurance. For the initial Specified Amount, the cost of insurance rate will not exceed those in the schedule of monthly guaranteed maximum cost of insurance rates shown on the Data Page. These guaranteed rates are based on the Insured's age last birthday. The current rates range between 28% and 65% of the guaranteed rates. Any change in the current cost of insurance rates will apply to all persons of the same age, sex, risk class and Specified Amount.

Guaranteed maximum cost of insurance rates are calculated based on the 1980 Commissioners Standard Ordinary (CSO) Smoker or Nonsmoker Mortality Tables (Age Last Birthday).

The underwriting risk class for the initial Specified Amount and the Specified Amount for any increase may be different. Consequently, the cost of insurance rate for the initial Specified Amount and each increase in Specified Amount may be different. Decreases will also be reflected in the cost of insurance rate. (See "Change in Specified Amount," page __.)

The actual charges made during the Contract Year will be shown in the annual report delivered to you.

The rate class of an Insured may affect the cost of insurance rate. We currently place insureds into either a preferred rate class, standard rate class, or substandard rate class that involves a higher mortality risk. In an otherwise identical Contract, an Insured in the standard rate class will typically have a lower cost of insurance than an Insured in a substandard rate class. Similarly, in an otherwise identical Contract, an Insured in a preferred rate class typically has a lower cost of insurance than one in a standard class. If a Contract is rated at issue with a tabular extra rating, the guaranteed rate is generally a multiple of the guaranteed rate for a standard issue.

Insureds may also be assigned a flat extra rating to reflect certain additional risks. The flat extra rating will not impact the cost of insurance rate but 1/12 of any annualized flat extra cost will be deducted as part of the Monthly Deduction.

Surrender Charge. If a Contract is surrendered, we may assess a surrender charge. Surrender charges are intended to compensate us for the costs of distributing the Contract.

We may also assess a surrender charge upon decreases in Specified Amount or upon Death Benefit option changes that result in a decrease in Specified Amount. (See "Change in Specified Amount," page __.)

The surrender charge is more substantial in early Contract Years. (See "Surrender Charges," page __.) Accordingly, the Contract is more suitable for long-term purposes.

Transfer Charge. We will make the first 12 transfers of Accumulation Value in any Contract Year without a transfer charge. A charge of $10 will be deducted from the amount transferred for each additional transfer among the subaccounts or from the subaccounts to the Fixed Account. This charge compensates us for the costs of effecting the transfer. The transfer charge cannot be increased.

Partial Surrender Charge. We will impose a $25 fee for each partial surrender. In addition, if Death Benefit Option A is in effect, a partial surrender charge will be charged for a decrease in Specified Amount. (See "Change in Specified Amount," page __.)


Daily Charges Against the Separate Account. On each Valuation Date, we will deduct a Daily Asset Charge from the Separate Account. This charge is to compensate us for mortality and expense risks. The mortality risk is that Insureds may live for a shorter time than we assumed. If so, we will have to pay Death Benefits greater than we estimated. The expense risk is that expenses incurred in issuing and administering the Contracts will exceed our estimates. Such charge shall not exceed .70% annually of the average daily Accumulation Value of each subaccount, but not the Fixed Account. After the sixteenth Contract anniversary, the Daily Asset Charge will reduce to .35%. We reserve the right to change the Daily Asset Charge once each Contract Year. The Daily Asset Charge will not exceed .70%. We will deduct the daily charge from the Accumulation Value of the Separate Account on each Valuation Date. The deduction will equal the .70% annual rate divided by 365 and multiplying the result by the number of days since the last Valuation Date. We will not deduct a Daily Asset Charge from the Fixed Account.

Fees and Expenses Incurred by Eligible Portfolios. In addition, the managers of the Eligible Portfolios will charge certain fees and expenses against the Eligible Portfolios. (See "Eligible Portfolio Annual Expenses," page __. Also, see the funds' prospectuses.) No portfolio fees or expenses will be charged from the Fixed Account.

Taxes. Currently, we will not make a charge against the Separate Account for federal, state, or local income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any Federal tax, or any significant state or local tax treatment of our Company changes. We would deduct such charges, if any, from the Separate Account and/or the Fixed Account. We would not realize a profit on such tax charges with respect to the Policies.

Exceptions to Charges

We may reduce the premium charge, surrender charge, monthly expense fee, monthly fee, cost of insurance and Daily Asset Charge for, or credit additional amounts on, sales of the Contract to a trustee, employer, or similar entity where we determine that such sales result in savings of sales or administrative expenses. In addition, directors, officers and bona fide full-time employees (and their spouses and minor children) of American National Insurance Company and any of its subsidiaries may be permitted to purchase the Contract with substantial reductions of premium charge, surrender charge, monthly expense fee, monthly fee, cost of insurance or Daily Asset Charge.

The Contract may be sold directly, without compensation, to: (1) a registered representative, (2) employees, officers, directors, and trustees of American National Insurance Company and its subsidiaries, and spouses and immediate family members (i.e., children, siblings, parents, and grandparents) of the foregoing, and (3) employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Contract, and spouses and immediate family member of the foregoing. If sold under these circumstances, a Contract may be credited in part or in whole with any cost savings resulting from the sale being direct, rather than through an agent with an associated commission, but only if such credit will not be unfairly discriminatory to any person.

American National Insurance Company

THE SEPARATE ACCOUNT, THE FUNDS AND

THE FIXED ACCOUNT

American National Insurance Company

We are a stock life insurance company chartered under Texas law in 1905. We write life, health and accident insurance and annuities and are licensed to do life insurance business in 49 states, the District of Columbia, Puerto Rico, Guam, and American Samoa. Our home office is located at the American National Insurance Building, One Moody Plaza, Galveston, Texas 77550. The Moody Foundation, a charitable foundation established for charitable and educational purposes, owns approximately 23.6% of our stock and the Libbie S. Moody Trust, a private trust, owns approximately 37.5%.

We are subject to regulation by the Texas Department of Insurance. In addition, we are subject to the insurance laws and regulations of other states within which we are licensed to operate. On or before March 1 of each year we must submit to the Texas Department of Insurance a filing describing our operations and reporting on our financial condition and that of the Separate Account as of December 31 of the preceding year. Periodically, the Department examines our liabilities, and reserves and those of the Separate Account and certifies their adequacy. A full examination of our operations is also conducted periodically by the National Association of Insurance Commissioners.

The Separate Account

We established the separate account under Texas law on July 30, 1987. The assets of the separate account are held exclusively for your benefit and the benefit of other people entitled to payments under variable life policies we issue. We are the legal holders of the separate account's assets. The assets are held separate and apart from the General Account assets. We maintain records of all purchases and redemptions of shares of Eligible Portfolios by each of the subaccounts. We will at all times maintain assets in the separate account with a total market value at least equal to the reserve and other contract liabilities of the separate account. Liabilities arising out of other aspects of our business cannot be charged against the assets of the separate account. Income, as well as both realized and unrealized gains or losses from the separate account's assets, are credited to or charged against the separate account without regard to income, gains or losses arising out of other aspects of our business. If, however, the separate account's assets exceed its liabilities, the excess shall be available to cover the liabilities of our General Account.

The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust, which is a type of investment company. Such registration does not involve any SEC supervision of the management or investment policies or practices of the separate account.

The separate account will purchase and redeem shares of the Eligible Portfolios at net asset value. The net asset value of a share is equal to the total assets of the portfolio less the total liabilities of the portfolio divided by the number of shares outstanding.

We will redeem shares in the Eligible Portfolios as needed to:

 .  collect charges,

 .  pay the Surrender Value,

 .  secure loans,

 .  provide benefits, or

 .  transfer assets from one subaccount to another, or to the Fixed Account.

Any dividend or capital gain distribution received from an Eligible Portfolio will be reinvested immediately at net asset value in shares of that Eligible Portfolio and retained as assets of the corresponding subaccount.

The separate account may include other subaccounts that are not available under the Contract. We may from time to time discontinue the availability of some of the subaccounts. If the availability of a subaccount is discontinued, we may redeem any shares in the corresponding Eligible Portfolio and substitute shares of another registered, open-end management company.

We may also establish additional subaccounts. Each new subaccount would correspond to a portfolio of a registered, open-end management company. We would establish the terms upon which existing Contract Owners could purchase shares in such portfolios.

If any of these substitutions or changes is made, we may change the Contract by sending an endorsement. We may:

 .  operate the separate account as a management company,

 .  de-register the separate account if registration is no longer required,

 .  combine the separate account with other separate accounts,

 . restrict or eliminate any voting rights associated with the separate account, or

 . transfer the assets of the separate account relating to the Contracts to another separate account.

We would, of course, not make any changes to the menu of Eligible Portfolios or to the separate account without complying with applicable laws and regulations. Such laws and regulations may require notice to and approval from the Contract Owners, the SEC, and state insurance regulatory authorities.

Since we are the legal holders of the Eligible Portfolio shares held by the separate account, we can vote on any matter that may be voted upon at a shareholder's meeting. To the extent required by law, we will vote all shares of the Eligible Portfolios held in the separate account at shareholders' meetings in accordance with instructions we receive from you and other Contract Owners. The number of votes for which each Contract Owner has the right to provide instructions will be determined as of the record date selected by the Board of Directors of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, or the Alger American Fund, as the case may be. We will furnish Contract Owners with the proper forms, materials, and reports to enable them to give us these instructions. We will vote Eligible Portfolio shares held in each subaccount for which no timely instructions from Contract Owners are received and shares held in each subaccount which do not support Contract Owner interests in the same proportion as those shares in that subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, we may vote shares of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, and the Alger American Fund in our own right. We may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification, or investment objectives, or Contract of one or more of the Eligible Portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Eligible Portfolios. In addition, we may disregard voting instructions that would require changes in the investment objectives or policies of any Eligible Portfolio or in an investment adviser or principal underwriter for the Eligible Portfolios, if we reasonably disapprove those changes in accordance with applicable federal regulations. If we do disregard voting instructions, we will advise Contract Owners of that action and our reasons for the action in the next annual report or proxy statement to Contract Owners.

The separate account is not the only separate account that invests in the Eligible Portfolios. Other separate accounts, including those funding other variable life contracts, variable annuity contracts, other insurance contracts and retirement plans, invest in certain of the Eligible Portfolios. We do not currently see any disadvantages to you resulting from the Eligible Portfolios selling shares to fund products other than the Contract. However, there is a possibility that a material conflict of interest may arise between the Contract Owners and the owners of variable life insurance contracts and the owners of variable annuity contracts whose values are allocated to another separate account investing in the Eligible Portfolios. In addition, there is a possibility that a material conflict may arise between the interests of Contract Owners or owners of other contracts and the retirement plans, which invest in the Eligible Portfolios or those plans participants. If a material conflict arises, we will take any necessary steps, including removing the Eligible Portfolio from the separate account, to resolve the matter. The Board of Directors of each Eligible Portfolio will monitor events in order to identify any material conflicts that may arise and determine what action, if any should be taken in response to those events or conflicts. See the accompanying prospectuses for the Eligible Portfolios for more information.

The Funds

Each subaccount invests in shares of a corresponding Eligible Portfolio.

The investment objectives and policies of each Eligible Portfolio are summarized below. The Eligible Portfolios may not achieve their stated objectives. You will be notified of any material change in the investment policy of any portfolio in which you have an interest.

Each Eligible Portfolio's total operating expenses will include fees for management, shareholder services, and other expenses, such as custodial, legal, and other miscellaneous fees. The prospectuses for the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, and the Alger American Fund contain more detailed information about the Eligible Portfolios, including a description of investment objectives, restrictions, expenses and risks. You should carefully read those prospectuses and retain them for future reference.

You should periodically review your allocation to make sure that your investment choices are still appropriate in light of any market developments or changes in your personal financial situation.

 . The American National Fund - currently has the following series or portfolios, each of which is an Eligible Portfolio:

   . American National Money Market Portfolio seeks the highest current income consistent with the preservation of capital and maintenance of liquidity.

   .  American National Growth Portfolio seeks to achieve capital appreciation.

   . American National Balanced Portfolio seeks to conserve principal, produce reasonable current income, and achieve long-term capital appreciation.

   . American National Equity Income Portfolio seeks to achieve growth of capital and/or current income.

   . American National High Yield Portfolio seeks to provide a high level of current income. As a secondary investment objective, the Portfolio seeks capital appreciation.

   . American National International Stock Portfolio seeks to obtain long-term growth of capital through investments primarily in the equity securities of established, non-U.S. countries.

   . American National Small-cap/mid-cap Portfolio seeks to provide long-term capital growth by investing primarily in stocks of small to medium-sized companies.

   . American National Government Bond Portfolio seeks to provide as high a level of current income, liquidity, and safety of principal as is consistent with prudent investment risks through investment in a portfolio consisting primarily of securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities.

Securities Management and Research, Inc. ("SM&R"), which is a subsidiary of American National Insurance Company, is the American National Fund's investment adviser. SM&R provides investment advisory and portfolio management services to us and other clients. SM&R maintains a staff of experienced investment personnel and related support facilities.

 . The Fidelity Funds - currently have fourteen series or portfolios, the following five of which are Eligible Portfolios:

   . Fidelity Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, and short-term instruments.

   . Fidelity Asset Manager: Growth Portfolio seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.

   . Fidelity Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500. The portfolio normally invests at least 80% of its assets in common stocks included in the S&P 500. The portfolio seeks to achieve a 98% or better correlation between its total return and the total return of the index.

   . Fidelity Growth Opportunities Portfolio seeks to provide capital growth. The portfolio normally invests its assets primarily in common stocks. The portfolio may also invest in other types of securities, including bonds, which may be lower-quality debt securities.

   . Fidelity Contrafund Portfolio seeks long-term capital appreciation. The portfolio normally invests primarily in common stocks. The portfolio invests in securities of companies whose value the portfolio believes is not fully recognized by the public.

The Fidelity Management & Research Company ("FMR") is the Fidelity Funds' investment adviser. FMR provides a number of mutual funds and other clients with investment research and portfolio management services. Fidelity Management & Research (U.K.) Inc. and Fidelity Management & Research (Far East) Inc., are wholly owned subsidiaries of FMR, provide research with respect to foreign securities. FMR maintains a large staff of experienced investment personnel and a full complement of related support facilities.

 . The T. Rowe Price Funds - currently have the following series or portfolios, each of which are Eligible Portfolios:

 .    T. Rowe Price International Stock Portfolio seeks to provide long-term growth of capital through investments primarily in common stocks of established non-U.S. companies. The portfolio expects to invest substantially all of the portfolio's assets (with a minimum of 65%) in established companies beyond U.S. borders. The portfolio's focus will typically be on large and, to a lesser extent, medium-sized companies.

 .    T. Rowe Price Mid-cap Growth Portfolio seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. The portfolio will invest at least 65% of its assets in a diversified portfolio of common stocks of mid-cap companies whose earnings are expected to grow at a faster rate than the average company. The portfolio considers "mid-cap companies" as companies with market capitalization (number of shares outstanding multiplied by share price) between $300 million and $5 billion. Most of the portfolio's assets will be invested in U. S. common stocks.

 .    T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term growth of capital through investments in common stocks of established companies. The portfolio will normally invest at least 65% of its assets in the common stocks of well-established companies paying above-average dividends.

 .    T. Rowe Price Limited-term Bond Portfolio seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities.

T. Rowe Price Associates, Inc. is responsible for selection and management of the portfolio investments of T. Rowe Price Equity Securities and T. Rowe Price Fixed Income Securities. Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited, is responsible for selection and management of the portfolio investments of T. Rowe Price International Series.

 . The MFS Fund - currently has the following portfolios, each of which are Eligible Portfolios:

 .    MFS Capital Opportunities Portfolio seeks capital appreciation. Dividend income, if any, is a consideration incidental to the portfolio's objective of capital appreciation. While the portfolio's policy is to invest primarily in common stocks, it may seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible bonds, convertible preferred stocks and warrants. These types of securities are purchased when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The portfolio may invest in lower rated fixed income securities or comparable unrated securities.

 . MFS Emerging Growth Portfolio seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investment in more established companies. The portfolio may invest in a limited extent in lower rated fixed income securities or comparable unrated securities.

 . MFS Research Portfolio seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.

 . MFS Growth With Income Portfolio seeks to provide reasonable current income and long-term growth and income. Under normal market conditions, the portfolio will invest at least 65% of its assets in common stocks or securities convertible into common stocks that are believed to have long-term prospects for growth and income. The portfolio may invest up to 75% of its net assets in foreign securities, which are not traded on an U. S. exchange.

Massachusetts Financial Service Company is responsible for selection and management of the portfolio investments of the MFS Fund.


 . The Federated Fund - currently has the following portfolios, each of which are Eligible Portfolios:

 . Federated Utility Fund Ii Portfolio seeks to achieve high current income and moderate capital appreciation. The portfolio invests primarily in equity and debt securities of utility companies.

 . Federated Growth Strategies Portfolio seeks capital appreciation. The portfolio invests at least 65% of its assets in equity securities of companies with prospects for above average growth in earnings and dividends.

 . Federated International Small Company Fund Ii Portfolio seeks to long term growth of capital by investing primarily in equity securities of foreign companies that have a market capitalization at the time of purchase of $1.5 billion or less.

 . Federated High Income Bond Portfolio seeks high current income. The portfolio invests in fixed income securities, which are lower rated corporate debt obligations, which are commonly referred to as "junk bonds". The risk in investing in junk bonds is described in the prospectus for the Federated
   Fund, which should be read carefully before investing.

 . Federated Equity Income Fund II Portfolio seeks to provide above average income and capital appreciation by investing in income producing equity securities including common stocks, preferred stocks, and debt securities that are convertible into common stocks, in cash and cash items during times of unusual conditions to maintain liquidity. Cash items may include commercial paper, Europaper, certificates of deposit, obligations of the U.
   S. government, repurchase agreements, and other short-term instruments.

 . The Alger American Fund - currently has the following series or portfolios, each of which are Eligible Portfolios:

 . Alger American Small Capitalization Portfolio seeks long-term capital appreciation. It focuses on small, fast growing companies that offer innovative products, services, or technologies to a rapidly expanding marketplace.

 . Alger American Growth Portfolio seeks to achieve long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources, and depth of management.

 . Alger American Midcap Growth Portfolio seeks to achieve long-term capital appreciation. It focuses on midsize companies with promising growth potential.

 . Alger American Leveraged Allcap Portfolio seeks to achieve long-term capital appreciation. Under normal circumstances, the portfolio invests in the equity securities of companies of any size, which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

 . Alger American Income & Growth Portfolio primarily seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation. The portfolio invests in dividend paying equity securities, such as common or preferred stocks, preferably those that the manager believes also offer opportunities for capital appreciation.

 . Alger American Balanced Portfolio seeks current income and long-term capital appreciation. It focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities that appear to have some potential for capital appreciation.

Fred Alger Management, Inc. is the Alger American Fund's investment adviser. Fred Alger Management, Inc. also provides investment advisory and portfolio management services to us and to other clients. Fred Alger Management, Inc. maintains a staff of experienced investment personnel and related support facilities.

The accompanying prospectuses should be read in conjunction with this prospectus before investing and contain a full description of the above funds, their investment policies and restrictions, risks, charges and expenses and other aspects of their operation.

We have entered into or may enter agreements with the investment advisor or distributor of the Eligible Portfolios. These agreements require us to provide administrative and other services. In return, we receive a fee based upon an annual percentage of the average net asset amount we invested on behalf of the separate account and our other separate accounts. Some advisors or distributors may pay us a greater percentage than others.


Fixed Account

You can allocate some or all of your premium payments to the Fixed Account. You can also, subject to certain limitations, transfer amounts from the separate account to the Fixed Account or from the Fixed Account to the separate account. (See "Transfers," page __.)

We establish the Declared Rate and may adjust the rate each month; however, we guarantee an effective annual rate of at least 3.0% compounded daily.

Payments allocated to the Fixed Account and transfers from the separate account to the Fixed Account are placed in our General Account, which supports insurance and annuity obligations. The General Account includes all of our assets, except those assets segregated in our separate accounts. We have discretion over the investment of assets of the General Account, subject to applicable law. We bear the risk that the investments in the General Account will lose money. You bear the risk that the Declared Rate will fall to a lower rate.

Interests in the General Account have not been registered with the SEC as securities and the General Account has not been registered as an investment company. Accordingly, neither the General Account nor any interest in the General Account is generally subject to the provisions of federal securities laws. The SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Contract. However, disclosures regarding the Fixed Account portion of the Contract may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is general and is not tax advice.

Introduction

The following summary provides a general description of the federal income tax considerations relating to the Contract. This summary is based upon our understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"). Because of the complexity of such laws and the fact that tax results will vary according to the factual status of the specific Contract involved tax advice from a qualified tax advisor may be needed by a person contemplating the purchase of a Contract or the exercise of certain elections under the Contract. These comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Contract. Further, these comments do not take into account any federal estate tax and gift, state, or local tax considerations which may be involved in the purchase of a Contract or the exercise of certain elections under the Contract. For complete information on such federal and state tax considerations, a qualified tax advisor should be consulted. We do not make any guarantee regarding the tax status of any Contract, and the following summary is not tax advice.

Tax Status of the Contract

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Contract must satisfy certain requirements which are set forth in the Internal Revenue Code (the "Code"). Guidance as to how these requirements apply is limited. Nevertheless, we believe that Contracts issued on a standard or preferred basis should satisfy the applicable requirements. There is less guidance, however, with respect to Contracts issued on a sub-standard basis and it is not clear whether such Contracts will in all cases satisfy the applicable requirements. We reserve the right to restrict Contract transactions and to make other modifications in order to bring the Contract into compliance with such requirements.

In certain circumstances, owners of variable life insurance contracts may be considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the Contract Owners would be taxed on income and gains attributable to separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a Contract Owner to allocate premium payments and transfer Accumulation Value, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Contract Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the separate account assets.

In addition, the Code requires that the investments of the separate account be "adequately diversified" in order for the Contracts to be treated as life insurance contracts for federal income tax purposes. It is intended that the separate account, through the Eligible Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Contract will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Contract Proceeds

In general, we believe that the Death Benefit Proceeds under a Contract will be excludable from the gross income of the Beneficiary.

Generally, the Contract Owner will not be deemed to be in constructive receipt of the Accumulation Value until there is a distribution. When distributions from a Contract occur, or when loans are taken out from or secured by a Contract, the tax consequences depend on whether the Contract is classified as a "Modified Endowment Contract."

Depending on the circumstances, the exchange of a Contract, a change in the Contract's Death Benefit option, a loan, a partial or full surrender, the continuation of the Contract beyond the Insured's 100th birthday, a change in ownership, or an assignment of the Contract may have federal income tax consequences.

Modified Endowment Contracts. Whether a Contract is treated as a Modified Endowment Contract depends upon the amount of premiums paid in relation to the Death Benefit provided under the Contract. The rules for determining whether a Contract is a Modified Endowment Contract are extremely complex. In general however, a Contract will be considered to be a Modified Endowment Contract if the accumulated premium payments made at any time during the first seven Contract Years exceed the sum of the net level premiums which would have been paid on or before such time if the Contract provided for paid-up future benefits after the payment of seven level annual premium payments.

In addition, if a Contract is "materially changed," it may cause such Contract to be treated as a Modified Endowment Contract. The material change rules for determining whether a Contract is a Modified Endowment Contract are also extremely complex. In general, however, the determination of whether a Contract will be a Modified Endowment Contract after a material change depends upon (i) the relationship of the Death Benefit at the time of change to the Accumulation Value at the time of such change, and (ii) the additional premiums paid in the seven Contract Years following the date on which the material change occurs.

The manner in which the premium limitation and material change rules should be applied to certain features of the Contract and its riders is unclear. If we determine that a Contract Owner has made excessive premium payments that will cause a Contract to be considered a Modified Endowment Contract, we will notify the Contract Owner of the tax consequences and give the Contract Owner the option of having the excessive premiums refunded. If the Contract Owner requests a refund within 30 days after receipt of such notice, we will refund the excessive premium payments to prevent the Contract from becoming a Modified Endowment Contract.

Due to the Contract's flexibility, classification of a Contract as a Modified Endowment Contract will depend upon the individual circumstances of each Contract. Accordingly, a prospective Contract Owner should contact a qualified tax advisor before purchasing a Contract to determine the circumstances under which the Contract would be a Modified Endowment Contract. In addition, a Contract Owner should contact a tax advisor before making any change to a Contract, exchanging a

Contract, or reducing Contract benefits, to determine whether such change would cause the Contract (or the new Contract in the case of an exchange) to be treated as a Modified Endowment Contract.

If a Contract becomes a Modified Endowment Contract, distributions such as partial surrenders and loans that occur during the Contract Year it becomes a Modified Endowment Contract and any subsequent Contract Year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Contract within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Contract that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

Whether a Contract is or is not a Modified Endowment Contract, upon a complete surrender or a lapse or termination of a Contract if the amount received plus the amount of any indebtedness exceeds the total investment in the Contract (described below), the excess will generally be treated as ordinary income subject to tax.

Distributions Other Than Death Benefit Proceeds from Modified Endowment Contracts. Contracts classified as Modified Endowment Contracts will be subject to the following tax rules:

(1) All distributions from such a Contract (including distributions upon partial or full surrender) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Accumulation Value immediately before the distribution over the investment in the Contract at such time.

(2) Loans taken from (or secured by) such a Contract are treated as distributions from such a Contract and taxed accordingly. This includes unpaid loan interest that is added to the principal of a loan.

(3) A 10 percent penalty tax is imposed on the portion of any distribution from such a Contract that is included in income. This includes any loan taken from or secured by such a Contract. This penalty tax does not apply if the distribution or loan:

    (a) is made on or after the Contract Owner reaches actual age 59 1/2;

    (b) is attributable to the Contract Owner's becoming disabled; or

    (c) is part of a series of substantially equal periodic payments for (i) the life (or life expectancy) of the Contract Owner, or (ii) the joint lives (or joint life expectancies) of the Contract Owner and the Beneficiary.

Distributions Other Than Death Benefit Proceeds from Contracts that are not Modified Endowment Contracts. Distributions other than Death Benefit Proceeds from a Contract that is not classified as a Modified Endowment Contract generally are treated first as a recovery of the Contract Owner's investment in the Contract. After the recovery of all investment in the Contract, additional amounts distributed are taxable income. However, certain distributions which must be made in order to enable the Contract to continue to qualify as a life insurance contract for federal income tax purposes if Contract benefits are reduced during the first 15 Contract Years may be treated in whole or in part as ordinary income subject to tax.

Loans. Loans from a Contract (or secured by a Contract) that is not a Modified Endowment Contract are generally not treated as distributions. Instead, such loans are treated as indebtedness of the Contract Owner. However, the tax consequences associated with loans that are outstanding after the first 15 Contract Years are less clear and a tax adviser should be consulted about such loans. Interest paid on a loan generally is not be tax-deductible. The Contract Owner should consult a tax advisor regarding the deductibility of interest paid on a loan.

Finally, neither distributions from nor loans from (or secured by) a Contract that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Contract.  "Investment in the Contract" means:

 (a) the aggregate amount of any premium payments or other consideration paid for a Contract; minus

 (b) the aggregate amount of distributions received under the Contract which is excluded from the gross income of the Contract Owner (except that the amount of any loan from, or secured by, a Contract that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded); plus

 (c) the amount of any loan from, or secured by, a Contract that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Contract Owner.

Multiple Contracts. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same Contract Owner during any calendar year are treated as one Modified Endowment Contract. This applies to determining the amount includible in the Contract Owner's income when a taxable distribution occurs.

Other Contract Owner Tax Matters. The tax consequences of continuing the Contract beyond the Insured's 100th year are unclear. You should consult a tax advisor if you intend to keep the Contract in force beyond the Insured's 100th year.

Businesses can use the Contracts in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances.

If you are purchasing the Contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Contract or a change in an existing Contract should consult a tax adviser.

Federal, state and local estate, inheritance, transfer and other tax consequences of ownership or receipt of Contract proceeds depend on the circumstances of each Contract Owner or Beneficiary. A tax advisor should be consulted on these consequences.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise.

Moreover, it is possible that any change could be retroactive (that is, effective prior to the date of change). Consult a tax adviser with respect to legislative developments and their effect on the Contract.

American National's Income Taxes'

American National is taxed as a life insurance company under the Code. Under current federal income tax law, American National is not taxed on the separate account's operations. Thus, we currently do not deduct a charge from the separate account for federal income taxes. Nevertheless, we reserve the right in the future to make a charge for any such tax that we determine to be properly attributable to the separate account or to the Contracts.

Under current laws in some states, we may incur state and local taxes (in addition to premium taxes for which a deduction from premium payments is currently made). At present, these taxes are not significant and we are not currently charging for them. However, we may deduct charges for such taxes in the future.

OTHER INFORMATION

Sale of the Contract

SM&R, one of our wholly-owned subsidiaries, is the principal underwriter of the Contract. SM&R was organized December 15, 1964 under the laws of the State of Florida. SM&R is a registered broker-dealer and a member of the National Association of Securities Dealers. (See the American National Fund's prospectus.)

SM&R will pay commissions to its registered representatives who sell the Contracts based upon a commission schedule. The commissions to the registered representatives will not exceed ___._% of the total premium contribution. In later years, the registered representatives will receive renewal commissions that will not exceed _.__% of the total contributions paid. We may pay registered representatives who meet certain production standards additional compensation. SM&R will pay overriding commissions to managers and we may pay bonuses to the managers for the sale of the Contract. SM&R and the Company may also authorize other registered broker-dealers and their registered representatives to sell the Contract.

The Contract

The Contract, the application, any supplemental applications, and any riders, amendments, or endorsements make up the entire Contract. Only statements in the application attached to the Contract and any supplemental applications made a part of the Contract can be used to contest a claim or the validity of the Contract. Any changes must be approved in writing by the president, vice president, or secretary of American National. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Contract or to waive any of its provisions. Differences in state laws may require us to offer a Contract in a state that has suicide, incontestability, refund provisions, surrender charges or other provisions more favorable than provisions in other states.

Control of Contract. Subject to the rights of any irrevocable Beneficiary and assignee of record, all rights, options, and privileges belong to the Contract Owner, if living; otherwise to any contingent owner or owners, if living; otherwise to the estate of the last Contract Owner to die. If the Contract Owner is a minor, first the applicant, then the Beneficiary, if living and legally competent, may exercise all rights of ownership.

Beneficiary. You can name primary and contingent beneficiaries. Initial Beneficiary (ies) is specified in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiary (ies) of the next class; otherwise to the estate of the Insured.

Change of Beneficiary. Unless the Beneficiary designation is irrevocable, you can change the Beneficiary by written request on a Change of Beneficiary form at any time during the Insured's lifetime. We may require that the Contract be returned to the Home Office for endorsement of any change, or that other forms be completed. The change will take effect as of the date the change is recorded at the Home Office. We will not be liable for any payment made or action taken before the change is recorded. There is no limit on the number of Beneficiary changes that may be made.

Change in Contract Owner or Assignment. In order to change the Contract Owner or assign Contract rights, an assignment of the Contract must be made in writing and filed at our Home Office. The change will take effect as of the date the change is recorded at our Home Office, and we will not be liable for any payment made or action taken before the change is recorded. Payment of proceeds is subject to the rights of any assignee of record. No partial or contingent assignment of the Contract will be permitted. A collateral assignment is not a change of ownership.

Incontestability. The Contract is incontestable after it has been in force for two years from the Date of Issue during the lifetime of the Insured. An increase in the Specified Amount or addition of a rider after the Date of Issue shall be incontestable after such increase or addition has been in force for two years from its Effective Date during the lifetime of the Insured. However, this two-year provision shall not apply to riders that provide disability or accidental death benefits. Any reinstatement of a Contract shall be incontestable during the lifetime of the Insured, only after having been in force for two years after the Effective Date of the reinstatement.

Misstatement of Age or Sex. If the age or sex of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit will be adjusted as provided for in the Contract.

Suicide. Suicide within two years after Date of Issue is not covered by the Contract unless otherwise provided by a state's insurance law. If the Insured, while sane or insane, commits suicide within two years after the Date of Issue, we will pay only the premiums received less any partial surrenders and Contract Debt. If the Insured, while sane or insane, commits suicide within two years after the Effective Date of any increase in the Specified Amount, our liability with respect to such increase will only be the total cost of insurance applied to the increase. If the Insured, while sane or insane, commits suicide within two years from the Effective Date of reinstatement, our liability with respect to such reinstatement will only be for the return of cost of insurance and expenses, if any, paid on or after the reinstatement.

Postponement of Payments. Payment of any amount upon refund, full surrender, partial surrender, loans, benefits payable at death, and transfers, which require valuation of a subaccount, may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC;
(2) the SEC by order permits postponement for the protection of Contract Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the separate account's Accumulation Value. Surrenders, loans or partial surrenders from the Fixed Account may be deferred for up to 6 months from the date of written request.

Additional Insurance Benefits (Riders). Subject to certain requirements, certain additional optional benefits may be obtained. The cost of any such additional insurance benefits, which will be provided by "riders" to the Contract, will be deducted as part of the Monthly Deduction. Riders in force during the time the Guaranteed Coverage Benefit is in effect will increase the Guaranteed Coverage Premium requirement.

Dividends

The Contract is non-participating and therefore is not eligible for dividends and does not participate in any distribution of our surplus.

LEGAL MATTERS

Greer, Herz and Adams, L.L.P., our general counsel, has reviewed various matters of Texas law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract.

LEGAL PROCEEDINGS

The Company and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time no lawsuits are pending or threatened that are reasonably likely to have a material adverse impact on the separate account or us.

REGISTRATION STATEMENT

We filed a registration statement covering information about the Contract with the SEC. The registration statement, and its subsequent amendments, included this prospectus, but it also contained additional information. This prospectus is simply a summary of the contents of the Contract and related legal instruments. If you want complete information regarding any of the matters described in this prospectus, you should consult the registration statement.

EXPERTS

The consolidated financial statements of American National Insurance Company and subsidiaries as of December 31, 2000, and for the year then ended, are included in this prospectus and have been audited by KPMG Peat Marwick LLP, independent public accountant, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements of American National Insurance Company and subsidiaries as of December 31, 1999, and for the years then ended, are included in this prospectus and have been audited by Arthur Andersen LLP, independent public accountant, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

As stated in his opinion that was filed as an exhibit to the registration statement, Rex D. Hemme has examined the actuarial matters included in this prospectus.

SENIOR EXECUTIVE OFFICERS AND

DIRECTORS OF

AMERICAN NATIONAL INSURANCE COMPANY

NAME
Position(s) with American National Insurance Company
Principal Occupations Last Five Years and Positions Held
--------------------------------------------------------------------------------

ROBERT L. MOODY
Chairman of the Board, Director, and Chief Executive Officer
American National: President, January 1996 to April 2000t; Chairman of the Board, April 1982 to present; Chief Executive Officer, July 1991 to present; and Director, March 1960 to present.
ANREM Corporation: Director, September 1985 to present.  Moody Bancshares, Inc.:
Director and President, 1982 to present.  Moody Bank Holding Company, Inc.:
Director and President, 1988 to present.  Moody National Bank of Galveston:
President, 1980 to 1993; Chairman of the Board, 1980 to present. Director since 1969. National Western Insurance Company: Chairman of the Board, Director, and Chief Executive Officer, 1971 to present. The Moody Foundation: Trustee, 1955 to present. Gal-Tex Hotel Corporation: Chairman of the Board and Director, 1954 to present. Gal-Tenn Hotel Corporation: Director. GTG Corporation: Director. Gal-Tex Management Co.: Director. Gal-Tex Woodstock, Inc.: Director. New Paxton Hotel Corporation: Director. Transitional Learning Center at Galveston: Chairman of the Board and Director. The Moody Endowment: Chairman of the Board and Director. The Mary Moody Northen, Inc.: Director. Gal-Tex Crockett, Inc.:
Director.
--------------------------------------------------------------------------------

G. RICHARD FERDINANDTSEN
Director, President and Chief Operating Officer
American National: President and Chief Operating Officer, May 2000 to present; Director, 1998 to present; Senior Executive Vice President and Chief Operating Officer, April 1997 to April 2000; Senior Executive Vice President and Chief Administrative Officer, April 1996 to April 1997; Senior Vice President, Health Insurance Operations, April 1993 to April 1996; Senior Vice President, Director of Group Insurance, July 1990 to April 1993. American National Life Insurance Company of Texas: Chairman of the Board, President, Chief Executive Officer and Director, 1998 to present; and Vice President, Health Insurance Operations, April 1993 to 1998. American National Property and Casualty Company: Director, November 1992 to present; and Vice Chairman of the Board, 1998 to present.

American National General Insurance Company: Director, November 1992 to present; and Vice Chairman of the Board, 1998 to present. American National Lloyds Insurance Company: Underwriter, March 1993 to present. Pacific P & C, Inc.:
Director, 1995 to present; and Vice Chairman of the Board. Standard Life and Accident Insurance Company: Director, Chairman of the Board, President, and Chief Executive Officer, May 1996 to present. Garden State Life Insurance
Company: Director. Securities Management & Research, Inc.: Director. Comprehensive Investment Services, Inc.: Director. Alternative Benefit Management, Inc.: Director, President, and Chief Executive Officer. ANMEX International Services, Inc.: Director and President. ANMEX International,
Inc.: Director and President.
--------------------------------------------------------------------------------

IRWIN M. HERZ, JR.
Director

American National: Director: 1981 to present.  Greer, Herz & Adams, L.L.P.:
Partner, March 1980 to present, General Counsel to American National.  Three R
Trust: Trustee, April 1971 to present.  Garden State Life Insurance Company:
Director, June 1992 to present.  American National Property and Casualty
Company: Director. Galveston Housing Authority: Commissioner and Chairman. The Westcap Corporation: Director, 1983 to 1999.
--------------------------------------------------------------------------------

R. EUGENE LUCAS
Director

American National: Director, April 1981 to present.  Gal-Tex Hotel Corporation:
President and Director, March 1971 to present.  Gal-Tenn Hotel Corporation:
President and Director, March 1971 to present.  Gal-Tex Management Company:
President and Director, May 1985 to present. Gal-Tex Woodstock, Inc.: President and Director, November 1995 to present. Securities Management and Research,
Inc.: Director, November 1982 to present. ANREM Corporation: Director, September 1982 to present. Colonel Museum, Inc.: Director, March 1985 to present. GTG Corporation: President and Director.
--------------------------------------------------------------------------------

E. DOUGLAS MCLEOD
Director

American National: Director, April 1984 to present.  ANREM Corporation:
Director, October 1979 to present.  National Western Life Insurance Company:
Director, 1979 to present.  Independent County Mutual Fire Insurance Company of
Texas: Director, June 1984 to present.  Attorney.  The Moody Foundation:
Director of Development, May 1982 to present. McLeod Properties: Owner. Texas State House of Representatives: Past Member. Moody Gardens, Inc.: Chairman and Director, 1988
to present. Colonel Museum, Inc.: Vice President and Director, 1985 to present. Center for Transportation and Commerce: Chairman and Director, 1983 to present. South Texas College of Law: Director.
--------------------------------------------------------------------------------

FRANCES ANNE MOODY

Director

American National: Director, April 1987 to present.  The Moody Foundation:
Executive Director, January 1998 to present and Regional Grants Advisor, September 1996 to 1998. National Western Life Insurance Company: Director, 1990 to present. The Moody Endowment: Director, 1991 to present. Investments, Dallas, Texas. Transitional Learning Center at Galveston, Inc.: Director, 1991 to present.
--------------------------------------------------------------------------------

RUSSELL S. MOODY

Director

American National: Director, April 1986 to present. National Western Life Insurance Company: Director, 1988 to present. Investments, Austin, Texas.
--------------------------------------------------------------------------------

WILLIAM L. MOODY IV

Director

American National: Director, March 1951 to present.  Moody National Bank of
Galveston: Director, January 1969 to March 1996, and Advisory Director, March 1996 to present. Moody Ranches, Inc.: President and Director, May 1959 to present. American National Life Insurance Company of Texas: Director, November 1969 to present. Rosenberg Library: Board of Trustees, 1970 to present. University of Texas Medical Branch Development Board: Director, 1970 to present. Investments, Ranching, Oil & Gas, Galveston, Texas.
--------------------------------------------------------------------------------

JOE MAX TAYLOR

Director

American National: Director, April 1992 to present.  County of Galveston, Texas:
Sheriff, 1980 to present. Moody Gardens, Inc.: Director and President, 1988 to present. Transitional Learning Center at Galveston: Director, 1985 to present, and Vice President. Galveston County Bail-Bond Board: President, 1981 to present. Fifty Club Board of Galveston: Director, 1981 to present. Landry's Seafood Restaurants, Inc.: Director, 1993 to present. Pre-Trial Release Board of Galveston County: 1982 to present. Juvenile Crime Prevention-Intervention Task Force: Chairman, 1993 to present.
--------------------------------------------------------------------------------

DAVID A. BEHRENS

Executive Vice President

American National: Executive Vice President, Independent Marketing, January 1999 to present. Lincoln Benefit Life: Director, Senior Vice President, Marketing, September 1993 to January 1999. American National Life Insurance Company of
Texas: Vice President.
--------------------------------------------------------------------------------

ROBERT A. FRUEND

Executive Vice President

American National: Executive Vice President, November 1988 to present. American National Property and Casualty Company: Director. American National Life Insurance Company of Texas: Director and Vice President. American National General Insurance Company: Chairman of the Board and Director. American National Insurance Service Company: Director. American National Lloyds Insurance Company:
Director. ANPAC Lloyds Insurance Management, Inc.: Director. Pacific P & C,
Inc.: Director and Chairman of the Board. Securities Management and Research,
Inc.: Director.
--------------------------------------------------------------------------------

BILL J. GARRISON

Executive Vice President

American National: Executive Vice President, Director of Home Service Division, April 1991 to present. ANMEX International Services, Inc.: Vice President and Director. ANMEX International, Inc.: Vice President and Director. American National de Mexico, Compania de Seguros de Vida, S.A. de C.V.: Director. American National Promotora de Ventas, S.A. de C.V.: Director. Servicios de Administracion American National: Director.
--------------------------------------------------------------------------------

MICHAEL W. McCROSKEY

Executive Vice President

American National: Executive Vice President- Investments, 1995 to present; and Senior Vice President-Real Estate and Mortgage Loans, 1986 to 1995. ANREM
Corporation: Director, June 1977 to present; and President, October 1986 to present. American National Life Insurance Company of Texas: Assistant Secretary, December 1986 to present. Standard Life and Accident Insurance
Company: Vice President, May 1988 to present. ANTAC, Inc.: President and Director, 1995 to present. Securities Management and Research, Inc.: President, Chief Executive Officer, and Director, 1994 to present. American National Funds
Group: President and Director, 1994 to present. SM&R Investments, Inc. (formerly SM&R Capital Funds, Inc.): Chief Executive Officer; President and Director, 1994 to present. American National Investment Accounts, Inc.:
President and Director, 1994 to present. Pacific P & C, Inc.: Vice President, 1995 to present. Garden State Life Insurance Company: Vice President, May 1994 to present. American National Property and Casualty Company

Vice President: June 1994 to present. American National General Insurance
Company: Vice President, June 1994 to present.
--------------------------------------------------------------------------------

GREGORY V. OSTERGREN

Executive Vice President

American National: Executive Vice President and Director of Multiple Line Marketing, May 2000 to present. American National Property and Casualty
Company: Chairman, President, and Chief Executive Officer, May 2000 to present, President and Chief Executive Officer, October 1990 to May 2000. American National General Insurance Company: Director. American National Insurance Service Company: Director and Chairman of the Board. American National Lloyds Insurance Company: Director, President, and Chief Executive Officer. ANPAC Lloyds Insurance Management, Inc.: Director, President, and Chief Executive Officer. Pacific P & C, Inc.: Director, President and Chief Executive.
--------------------------------------------------------------------------------

JAMES E. POZZI

Executive Vice President

American National: Executive Vice President, Independent Markets, June 1992 to April 1996; and Executive Vice President, Corporate Planning and Development, April 1996 to present. American National Life Insurance Company of Texas: Vice President, April 1993 to present.
--------------------------------------------------------------------------------

RONALD J. WELCH

Executive Vice President

American National: Executive Vice President and Chief Actuary, April 1996 to present; and Senior Vice President and Chief Actuary, April 1986 to April 1996. Standard Life and Accident Insurance Company: Director, December 1987 to present. American National Property and Casualty Company: Director, November 1987 to present. American National General Insurance Company: Director, November 1987 to present. American National Life Insurance Company of Texas:
Director, November 1986 to present, Actuary, April 1980 to present, and Senior Vice President, April 1990 to present. Garden State Life Insurance Company:
Chairman of the Board and Director, June 1992 to present: Pacific P & C, Inc.:
Director, 1995 to present.  American National Insurance Service Company:
Director, December 1995 to present.  Securities, Research & Management, Inc.:
Director. ANMEX International Services, Inc.: Director and Vice President. ANMEX International, Inc.: Director and Vice President. Alternative Benefit Management, Inc.: Director.
--------------------------------------------------------------------------------

CHARLES H. ADDISON

Senior Vice President

American National: Senior Vice President, Systems Planning and Computing, April 1978 to present. American National Property and Casualty Company: Director, November 1981 to present. American National General Insurance Company:
Director, November 1981 to present. Pacific P & C, Inc.: Director, 1995 to present. Standard Life and Accident Insurance Company: Director, January 1996 to present.
--------------------------------------------------------------------------------

ALBERT L. AMATO

Senior Vice President

American National: Senior Vice President, Life Policy Administration, April 1994 to present; and Vice President, Life Policy Administration, April 1984 to April 1994. American National Life Insurance Company of Texas: Vice President, May 1984 to present. Garden State Life Insurance Company: Vice President, August 1992 to present, Director, August 1992 to December 1993, and Advisory Director, December 1993 to present. Standard Life and Accident Insurance Company: Vice President, Life Policy Administration. Alternative Benefit Management, Inc.:
Director and Senior Vice President.
--------------------------------------------------------------------------------

GLENN C. LANGLEY

Senior Vice President

American National: Senior Vice President, Human Resources, November 1995 to present; Vice President, Assistant Personnel Director, April 1983 to November 1995; Assistant Vice President, Equal Employment Opportunity/Affirmative Action Program Coordinator, April 1976 to April 1983; and Assistant Vice President, Personnel Placement Director, April 1969 to April 1976. Standard Life and Accident Insurance Company: Vice President, Director of Human Resources. Garden State Life Insurance Company: Vice President, Human Resources.
--------------------------------------------------------------------------------

STEPHEN E. PAVLICEK

Senior Vice President and Controller

American National: Senior Vice President and Controller, April 1996 to present; Vice President and Controller, 1994 to April 1996; and Assistant Vice President
- Financial Reports, 1983 to 1994. ANTAC, Inc.: Assistant Treasurer, 1995 to 1998. Garden State Life Insurance Company: Controller, June 1992 to present. American National Life Insurance Company of Texas: Controller, August 1994 to present. ANREM Corporation: Director. American National Property and Casualty
Company: Director. American National General Insurance Company: Director. Pacific P & C, Inc.: Director. Standard Life and Accident Insurance Company:
Vice President, Controller, and Director. ANDV `97: Assistant Treasurer. ANMEX International Services, Inc.: Controller. ANMEX International, Inc.:
Controller. Alternative Benefit Management, Inc.: Senior Vice President, Controller, and Director.
--------------------------------------------------------------------------------

STEVEN H. SCHOUWEILER

Senior Vice President

American National: Senior Vice President, Health Insurance Operations, May 1998 to present. Standard Life and Accident Insurance Company: Vice President, Claims, May 1998 to present. American National Life Insurance Company of Texas:
Director and Senior Vice President, May 1998 to present. Alternative Benefit Management, Inc.: Chief Administrative Officer, Senior Vice President, and Director. Conseco Group Risk Management: President and Chief Executive Officer, December 1989 to April 1998.
--------------------------------------------------------------------------------

JAMES R. THOMASON

Senior Vice President

American National: Senior Vice President, Credit Insurance Services, April 1987 to present.
--------------------------------------------------------------------------------

GARETH W. TOLMAN

Senior Vice President

American National: Senior Vice President, Corporate Affairs, April 1996 to present; and Vice President, Corporate Affairs, April 1976 to April 1996. American National Life Insurance Company of Texas: Vice President. Garden State Life Insurance Company, Vice President, Corporate Affairs. Standard Life and Accident Insurance Company, Vice President, Corporate Affairs.
--------------------------------------------------------------------------------

VINCENT E. SOLER, JR.

Vice President, Secretary and Treasurer

American National: Vice President, Secretary and Treasurer, 1994 to present; and Vice President and Controller, March, 1984 to 1994. ANREM Corporation:
Secretary, October 1984 to present.  American National Life Insurance Company of
Texas: Treasurer, April 1984 to present; Controller, April 1984 to August 1994; and Secretary, August 1994 to present. Standard Life and Accident Insurance
Company: Secretary and Treasurer, 1998 to present; Assistant Secretary, January 1996 to 1998. ANTAC, Inc.: Secretary, 1995 to present. Garden State Life Insurance Company: Secretary and Treasurer, August 1994 to present. American National Property and Casualty Company: Assistant Secretary, August 1994 to present. American National General Insurance Company: Assistant Secretary. Pacific P & C, Inc.: Assistant Secretary. ANDV `97: Secretary. ANMEX International Services, Inc.: Secretary and Treasurer. ANMEX International,
Inc.: Secretary and Treasurer.  Comprehensive Investment Services, Inc.:
Secretary.  Alternative Benefit Management, Inc.: Secretary and Treasurer.
--------------------------------------------------------------------------------

The principal business address of each person listed above is American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999.

FINANCIAL STATEMENTS

Our financial statements, which are included in this prospectus, should be considered only as bearing on our ability to meet our obligations under the Contract. Our financial statements should not be considered as bearing on the investment performance of the assets held in the separate account.

APPENDIX

Illustrations of Death Benefits, Accumulation Values and Surrender Values

The tables on pages __ through __ illustrate how Accumulation Value, Surrender Value and Death Benefit of a Contract may change with the investment performance of the Eligible Portfolios. These illustrations are hypothetical and may not be used to project or predict investment results. The illustrations assume:

 . a gross annual investment rate of return (i.e. investment income and capital gains and losses) of 0%, 6% or 12%,

 .  a $100,000 Specified Amount,

 .  the Insured is a male, age 45,

 . the Contract is issued under a preferred nicotine non-user underwriting risk classification,

 .  the premium is paid at the beginning of each Contract Year,

 .  all Accumulation Value is allocated to the separate account,

 .  no loans are made,

 .  no changes in the Specified Amount,

 .  no partial surrenders

 .  no riders

 .  no transfers to the Fixed Account,

 .  no more than twelve transfers among Subaccounts, and

 . fees and expenses for the Eligible Portfolios at a hypothetical annual rate of 0.77% of net assets (the rate is a simple average, for all Eligible Portfolios, of the "Management Fees" and "Other Expenses", indicated for each Eligible Portfolio in the Eligible Portfolio Annual Expenses table. Certain fee waiver and expense reimbursement arrangements exist and are reflected in this average. Excluding the effect of these arrangements, the simple average of the "Management Fees" and "Other Expenses" would be 0.83%).

The Accumulation Value, Surrender Value, and Death Benefit shown in the illustrations may be different if any of the above assumptions changed.

The second column of the tables shows the value of the premiums paid accumulated at a 5% annual interest rate.

The tables on pages __ and __ are based on the current schedule of Monthly Deductions. We may, however, change the current schedule of Monthly Deductions at any time and for any reason. Accordingly, you should not construe the tables as guarantees or estimates of amounts to be paid in the future.

The tables on pages __ and __ are based on the assumption that the maximum allowable Monthly Deductions are made throughout the life of the Contract.

The tables show that the net investment return of each subaccount is lower than the gross return of the assets held in its corresponding Eligible Portfolio because of the charges against the subaccounts.

Illustrations also reflect the Daily Asset Charge, which is levied against each subaccount at an annual rate of 0.70% of average daily Accumulation Value. In the sixteenth Contract Year and thereafter, the Daily Asset Charge is reduced to an annual rate of 0.35% of average daily Accumulation Value. The reduction in the Daily Asset Charge is not guaranteed. After adjustment to reflect the Daily Asset Charge and the average Eligible Portfolio Annual Expenses, the illustrated hypothetical gross annual investment rates of return of 0%, 6% and 12% correspond to approximate hypothetical net annual rates of __.__%, __.__% and __.__%.

The illustrations do not reflect any charges for federal income tax burden attributable to the separate account, since we are not currently making such charges. However, such charges may be made in the future, and, in that event, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charges in order to produce the values illustrated. (See "Federal Income Tax Considerations," page __.)

If a loan is made, both Surrender Value and Death Benefit Proceeds will be reduced by the amount of Contract Debt. Even if repaid, Contract Debt may permanently affect the Contract's values. The effect could be favorable, or unfavorable, depending on whether the investment performance of the subaccount(s)/Fixed Account you selected is less than or greater than the interest rate credited to the Accumulation Value held to secure the loan.

If a partial surrender is made, it will immediately reduce the Accumulation Value by the amount of the partial surrender, a $25 fee for the partial surrender and any applicable surrender charge. If the Contract is surrendered, a surrender charge may be imposed, and the Contract owner may receive less than the total premium paid. In the illustrations, the difference between the Accumulation Value and the Surrender Value in any year is the surrender charge.

Upon request, we will provide a comparable illustration based upon the proposed Insured's age, sex and underwriting classification, the Specified Amount, the Death Benefit option, and Planned Periodic Premium schedule and any available riders requested.

                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                       VARIABLE UNIVERSAL LIFE INSURANCE

              DEATH BENEFIT OPTION A; SPECIFIED AMOUNT - $100,000
                               MALE ISSUE AGE 45

                          PREFERRED NICOTINE NON-USER

                          CURRENT SCHEDULE OF CHARGES
 PLANNED PERIODIC PREMIUM OF $1,400 PAID AT THE BEGINNING OF EACH CONTRACT YEAR

                  VALUES BASED ON ASSUMED HYPOTHETICAL GROSS
                     ANNUAL INVESTMENT RATES OF RETURN OF

                                            0%                                  6%                                12%
----------------------------------------------------------------------------------------------------------------------------------
  END OF      PREMIUMS
   CONT.     ACCUMULATED   ACCUMULATION  SURRENDER    DEATH   ACCUMULATION  SURRENDER    DEATH   ACCUMULATION  SURRENDER    DEATH
   YEAR         AT 5%         VALUE        VALUE     BENEFIT     VALUE        VALUE     BENEFIT     VALUE        VALUE     BENEFIT
----------------------------------------------------------------------------------------------------------------------------------
     1             1,470            899          0   100,000           964          0   100,000         1,030          0   100,000
     2             3,014          1,769          0   100,000         1,956          0   100,000         2,152          0   100,000
     3             4,634          2,609          0   100,000         2,976          0   100,000         3,374        387   100,000
     4             6,336          3,419        482   100,000         4,023      1,085   100,000         4,706      1,768   100,000
     5             8,123          4,197      1,311   100,000         5,097      2,212   100,000         6,158      3,272   100,000
     6             9,999          4,946      2,114   100,000         6,203      3,371   100,000         7,746      4,913   100,000
     7            11,969          5,664      2,886   100,000         7,309      4,561   100,000         9,482      6,704   100,000
     8            14,037          6,348      3,625   100,000         8,505      5,782   100,000        11,380      8,658   100,000
     9            16,209          6,995      4,329   100,000         9,698      7,032   100,000        13,456     10,790   100,000
    10            18,490          7,604      4,997   100,000        10,918      8,311   100,000        15,727     13,119   100,000
    15            31,720         10,290      9,906   100,000        17,732     17,348   100,000        31,178     30,795   100,000
    20            48,607         12,255     12,255   100,000        26,081     26,081   100,000        57,577     57,577   100,000
    25            70,159         12,362     12,362   100,000        35,419     35,419   100,000       102,583    102,583   119,000
    30            97,665          9,106      9,106   100,000        45,394     45,394   100,000       177,916    177,916   190,400
Age 65            48,607         12,255     12,255   100,000        26,081     26,081   100,000        57,577     57,577   100,000

                     *    GUARANTEED COVERAGE PREMIUM $1,400

          Under Death Benefit Option A, the Death Benefit is the current Specified Amount of the Contract or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Contract.

          American National agrees to keep the Contract in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Contract provisions are met, even though in certain instances the minimum payment allowed by the Contract will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

          Accumulation Value, Surrender Value, and Death Benefit may be different if premiums are paid with a different frequency, or timing, or if of different amounts. Illustration assumes no loan or partial surrender has been made. Zero values in the Death Benefit column indicate lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A CONTRACT OWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES, THE ACCUMULATION VALUE, DEATH BENEFIT, AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE.

                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                       VARIABLE UNIVERSAL LIFE INSURANCE

              DEATH BENEFIT OPTION A; SPECIFIED AMOUNT - $100,000
                               MALE ISSUE AGE 45
                                           PREFERRED NICOTINE NON-USER
                        GUARANTEED SCHEDULE OF CHARGES
PLANNED PERIODIC PREMIUM OF $1,400 PAID AT THE BEGINNING OF EACH CONTRACT YEAR

                                       VALUES BASED ON ASSUMED
                                 HYPOTHETICAL GROSS
                                           ANNUAL INVESTMENT RATES
                                       OF RETURN OF

                                         0%                                  6%                                12%
-----------------------------------------------------------------------------------------------------------------------
  END OF      PREMIUMS
   CONT.     ACCUMULATED   ACCUMULATION  SURRENDER   DEATH   ACCUMULATION  SURRENDER    DEATH    ACCUMULATION
                                                                                                              SURRENDER    DEATH
   YEAR         AT 5%         VALUE        VALUE    BENEFIT     VALUE        VALUE     BENEFIT      VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------------------------------
     1             1,470            709         0   100,000           842          0   100,000            904         0    100,000
     2             3,014          1,334         0   100,000         1,696          0   100,000          1,876         0    100,000
     3             4,634          1,882         0   100,000         2,562          0   100,000          2,923         0    100,000
     4             6,336          2,355         0   100,000         3,438        500   100,000          4,052     1,114    100,000
     5             8,123          2,757         0   100,000         4,322      1,436   100,000          5,267     2,381    100,000
     6             9,999          3,089       257   100,000         5,210      2,378   100,000          6,575     3,743    100,000
     7            11,969          3,352       574   100,000         6,097      3,319   100,000          7,981     5,203    100,000
     8            14,037          3,545       822   100,000         6,979      4,256   100,000          9,491     6,769    100,000
     9            16,209          3,666     1,000   100,000         7,846      5,180   100,000         11,111     8,445    100,000
    10            18,490          3,714     1,106   100,000         8,694      6,086   100,000         12,848    10,240    100,000
    15            31,720          2,923     2,540   100,000        12,553     12,170   100,000         23,869    23,485    100,000
    20            48,607              0         0         0        14,745     14,745   100,000         40,793    40,793    100,000
    25            70,159              0         0         0        12,198     12,198   100,000         68,064    68,064    100,000
    30            97,665              0         0         0             0          0         0        117,445   117,445    125,700
Age 65            48,607              0         0         0        14,745     26,674   100,000         40,793    40,793    100,000


                    *    GUARANTEED COVERAGE PREMIUM $1,400

          Under Death Benefit Option A, the Death Benefit is the current Specified Amount of the Contract or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Contract.

          American National agrees to keep the Contract in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Contract provisions are met, even though in certain instances, the minimum payment allowed by the Contract will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

          Accumulation Value, Surrender Value, and Death Benefit may be different if premiums are paid with a different frequency, or timing, or if of different amounts. Illustration assumes no loan or partial surrender has been made. Zero values in the Death Benefit column indicate lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A CONTRACT OWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR CONTRACT YEARS THE ACCUMULATION VALUE, DEATH BENEFIT AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE.

                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                       VARIABLE UNIVERSAL LIFE INSURANCE

              DEATH BENEFIT OPTION B; SPECIFIED AMOUNT - $100,000
                               MALE ISSUE AGE 45
                                           PREFERRED NICOTINE NON-USER
                        CURRENT SCHEDULE OF CHARGES
PLANNED PERIODIC PREMIUM OF $1,400 PAID AT THE BEGINNING OF EACH CONTRACT YEAR

                                       VALUES BASED ON ASSUMED
                                 HYPOTHETICAL GROSS
                                           ANNUAL INVESTMENT RATES
                                       OF RETURN OF

                                         0%                                  6%                                12%
----------------------------------------------------------------------------------------------------------------------
  END OF      PREMIUMS
   CONT.     ACCUMULATED   ACCUMULATION  SURRENDER   DEATH   ACCUMULATION   SURRENDER    DEATH   ACCUMULATION
                                                                                                               SURRENDER    DEATH
   YEAR         AT 5%         VALUE        VALUE    BENEFIT     VALUE         VALUE     BENEFIT      VALUE       VALUE     BENEFIT
----------------------------------------------------------------------------------------------------------------------
         1         1,470            896          0   100,900           962          0   101,000         1,027          0   101,000
         2         3,014          1,761          0   101,800         1,948          0   101,900         2,143          0   102,100
         3         4,634          2,595          0   102,600         2,959          0   103,000         3,355        368   103,400
         4         6,336          3,394        457   103,400         3,993      1,056   104,000         4,671      1,733   104,700
         5         8,123          4,159      1,274   104,200         5,050      2,164   105,100         6,099      3,213   106,100
         6         9,999          4,892      2,060   104,900         6,133      3,300   106,100         7,655      4,822   107,700
         7        11,969          5,589      2,811   105,600         7,239      4,461   107,200         9,347      6,569   109,300
         8        14,037          6,249      3,527   106,200         8,366      5,644   108,400        11,187      8,464   111,200
         9        16,209          6,868      4,202   106,900         9,512      6,846   109,500        13,186     10,520   113,200
        10        18,490          7,444      4,836   107,400        10,674      8,066   110,700        15,357     12,749   115,400
        15        31,720          9,886      9,503   109,900        16,979     16,595   117,000        29,768     29,385   129,400
        20        48,607         11,446     11,446   111,400        24,208     24,208   124,200        53,181     53,181   153,200
        25        70,159         10,856     10,856   110,900        31,015     31,015   131,000        89,657     89,657   189,700
        30        97,665          6,593      6,593   106,600        35,395     35,395   135,400       145,812    145,812   245,800
    Age 65        48,607         11,446     11,446   111,400        24,208     24,208   124,200        53,181     53,181   153,200

                    *    GUARANTEED COVERAGE PREMIUM $1,400

          Under Death Benefit Option B, the Death Benefit is the current Specified Amount plus the Accumulation Value of the Contract or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Contract.

          American National agrees to keep the Contract in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Contract provisions are met even though, in certain instances, the minimum payment allowed by the Contract will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

          Accumulation Value, Surrender Value, and Death Benefit may be different if premiums are paid with a different frequency, or timing, or if of different amounts. Illustration assumes no loan or partial surrender has been made. Zero values in the Death Benefit column indicate lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A CONTRACT OWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR CONTRACTS YEARS THE ACCUMULATION VALUE, DEATH BENEFIT AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE.

                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                       VARIABLE UNIVERSAL LIFE INSURANCE

              DEATH BENEFIT OPTION B; SPECIFIED AMOUNT - $100,000
                               MALE ISSUE AGE 45
                                           PREFERRED NICOTINE NON-USER
                         GUARANTEED SCHEDULE OF CHARGES
 PLANNED PERIODIC PREMIUM OF $1,400 PAID AT THE BEGINNING OF EACH CONTRACT YEAR
                                     VALUES BASED ON ASSUMED HYPOTHETICAL GROSS
                                           ANNUAL INVESTMENT RATES
                                     OF RETURN OF

                                        0%                                6%                                  12%
----------------------------------------------------------------------------------------------------------------------
 END OF      PREMIUMS
  CONT.     ACCUMULATED   ACCUMULATION  SURRENDER    DEATH  ACCUMULATION  SURRENDER   DEATH   ACCUMULATION
                                                                                                            SURRENDER     DEATH
  YEAR          AT 5%         VALUE       VALUE     BENEFIT     VALUE       VALUE    BENEFIT      VALUE       VALUE      BENEFIT
----------------------------------------------------------------------------------------------------------------------
        1        1,470             706         0    100,700         838          0   100,800           900          0    100,900
        2        3,014           1,325         0    101,300       1,684          0   101,700         1,864          0    101,900
        3        4,634           1,865         0    101,900       2,538          0   102,500         2,896          0    102,900
        4        6,336           2,328         0    102,300       3,397        459   103,400         4,003      1,065    104,000
        5        8,123           2,717         0    102,700       4,257      1,371   104,300         5,186      2,300    105,200
        6        9,999           3,036       203    103,000       5,114      2,281   105,100         6,450      3,618    106,500
        7       11,969           3,282       504    103,300       5,960      3,182   106,000         7,797      5,019    107,800
        8       14,037           3,456       734    103,500       6,790      4,067   106,800         9,227      6,504    109,200
        9       16,209           3,557       891    103,600       7,593      4,927   107,600        10,740      8,074    110,700
       10       18,490           3,583       975    103,600       8,361      5,753   108,400        12,339      9,731    112,300
       15       31,720           2,668     2,284    102,700      11,495     11,111   111,500        21,832     21,448    121,800
       20       48,607               0         0          0      12,040     12,040   112,000        33,935     33,935    133,900
       25       70,159               0         0          0       6,476      6,476   106,500        46,993     46,993    147,000
       30       97,665               0         0          0           0          0         0        56,762     56,762    156,800
   Age 65       48,607               0         0          0      12,040     12,040   112,000        33,935     33,935    133,900


                    *    GUARANTEED COVERAGE PREMIUM $1,400

          Under Death Benefit Option B, the Death Benefit is the current Specified Amount plus the Accumulation Value of the Contract or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Contract.

          American National agrees to keep the Contract in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Contract provisions are met even though, in certain instances, the minimum payment allowed by the Contract will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

          Accumulation Value, Surrender Value, and Death Benefit may be different if premiums are paid with a different frequency, or timing, or if of different amounts. Illustration assumes no loan or partial surrender has been made. Zero values in the Death Benefit column indicate lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE

INVESTMENT ALLOCATIONS MADE BY A CONTRACT OWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR CONTRACT YEARS THE ACCUMULATION VALUE, DEATH BENEFIT, AND SURRENDER VALUE WOULD BE DIFFERENT, FROM THOSE SHOWN ABOVE.

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

     American National Insurance Company hereby represents that the fees and charges deducted under the contracts described in this pre-effective amendment are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected to be incurred, and the risks assumed by American National Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     Signatures.
     Written Consents

     The following exhibits, corresponding to those required by the instructions as to exhibits in Form N-8B-2:

Exhibit 1 ....      Resolution of the Board of Directors of American National
                    Insurance Company authorizing establishment of American
                    National Variable Life Separate Account (previously filed in
                    Registrant's registration statement number 333-79153 on May
                    24, 1999)

Exhibit 2 ....      Not Applicable

Exhibit 3(a) ....   Distribution and Administrative Services Agreement
                    (previously filed in Registrant's registration statement number 333-79153 on May 24, 1999)

Exhibit 3(b) ....   Not Applicable

Exhibit 3(c) ....   Schedule of Sales Commissions (to be filed by pre-effective amendment)

Exhibit 4 ....      Not Applicable

Exhibit 5 ....      Flexible Premium Variable Life Insurance Policy (to be filed by pre-effective amendment)

Exhibit 6(1) ....   Articles of Incorporation of American National Insurance
                    Company (previously filed in Registrant's registration statement number 333-79153 on May 24, 1999)

Exhibit 6(2) ....   By-laws of American National Insurance Company (previously filed in Registrant's registration statement number 333-
                    79153 on May 24, 1999)

Exhibit 7 ....      Not Applicable

Exhibit 8(1) ....   Form of American National Investment Accounts, Inc. Fund
                    Participation Agreement (previously filed in Registrant's registration statement number 333-79153 on May 24, 1999)

Exhibit 8(2) ....   Form of Variable Insurance Products Fund Fund Participation
                    Agreement (previously filed in Registrant's registration statement number 333-79153 on May 24, 1999)

Exhibit 8(3) ....   Form of Variable Insurance Products Fund II Fund
                    Participation Agreement (previously filed in Registrant's registration statement number 333-79153 on May 24, 1999)

Exhibit 8(4) ....   Form of Variable Insurance Products Fund III Fund
                    Participation Agreement (previously filed in Registrant's registration statement number 333-79153 on May 24, 1999)

Exhibit 8(5) ....   Form of T. Rowe Price Fund Participation Agreement
                    (previously filed in

                    Registrant's registration statement number 333-79153 on May 24, 1999)


Exhibit 8(6) ....   Form of MFS Variable Insurance Trust Participation Agreement
                    (previously filed in Registrant's registration statement number 333-51035 on April 24, 1998)

Exhibit 8(7) ....   Form of Federated Insurance Series Participation Agreement
                    (previously filed in Registrant's registration statement number 333-51035 on April 24, 1998)

Exhibit 8(8) ...    Form of Fred Alger American Fund Participation Agreement

Exhibit 9 ....      Not Applicable

Exhibit 10 ....     Application Form (to be filed by pre-effective amendment)

Exhibit 11 ....     Independent Auditors' Consent (to be filed by pre-effective amendment)

Exhibit 12 ....     Opinion of Counsel (to be filed by pre-effective amendment)

Exhibit 13 ....     Consent of Counsel (to be filed by pre-effective amendment)

Exhibit 14 ....     Actuarial Opinion (to be filed by pre-effective amendment)

Exhibit 15 ....     Actuarial Basis of Payment and Cash Value Adjustment
                    Pursuant to Rule 6e-3(T)(b)(V)(B) (to be filed by pre-effective amendment)

Exhibit 16 ....     Procedures Memorandum Pursuant to Rule 6e-3(T)(b)(12)(iii)
                    (to be filed by pre-effective amendment)

     As required by the Securities Act of 1933, the Registrant has caused this registration statement to be signed on its behalf, in the City of Galveston, and the State of Texas on the 22nd day of December, 2000.

                         AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT (Registrant)

                              By:   American National Insurance Company


                                    By: /s/ ROBERT L. MOODY
                                        _________________________________
                                           Robert L. Moody,
                                           Chairman of the Board, President
                                           and Chief Executive Officer

                              AMERICAN NATIONAL INSURANCE
                              COMPANY
                              (Depositor)


                              By: /s/ Robert L. Moody
                                  ___________________________________________
                                    Robert L. Moody, Chairman of the Board,
                                    President and Chief Executive Officer

attest:

/s/ Vincent E. Soler, Jr.
________________________________
Vincent E. Soler, Jr.,
Vice President, Secretary and Treasurer

     As required by the Securities Act of 1933, this amended registration statement has been signed by the following persons in their capacities and on the dates indicated:

Signature                     Title                                  Date
---------                     -----                                  ----


/s/ Michael W. McCroskey  Executive Vice President            December 22, 2000
________________________  Investments (Principal Financial
Michael W. McCroskey      Officer)

/s/ Stephen E. Pavlicek   Senior Vice President and           December 22, 2000
________________________  Controller
Stephen E. Pavlicek       (Principal Accounting Officer)

Signature                      Title                                  Date
---------                      -----                                  ----

/s/ Robert L. Moody            Chairman of the Board,          December 22, 2000
____________________________   Director, President and Chief
Robert L. Moody                Executive Officer

/s/ G. Richard Ferdinandtsen   Director                        December 22, 2000
____________________________
G. Richard Ferdinandtsen

/s/ Irwin M. Herz, Jr.         Director                        December 22, 2000
____________________________
Irwin M. Herz, Jr.

/s/ R. Eugene Lucas            Director                        December 22, 2000
____________________________
R. Eugene Lucas

/s/ E. Douglas McLeod          Director                        December 22, 2000
____________________________
E. Douglas McLeod

                               Director                            ____________
____________________________
Frances Anne Moody

                               Director                            ____________
____________________________
Russell S. Moody

                               Director                            ____________
____________________________
W. L. Moody, IV

                               Director                            ____________
____________________________
Joe Max Taylor